Exhibit 1

INFORMATION STATEMENT

18,481,467 SHARES OF SHIP FINANCE INTERNATIONAL LIMITED COMMON SHARES, $1.00 PAR VALUE

PARTIAL SPIN-OFF OF SHIP FINANCE INTERNATIONAL LIMITED THROUGH THE DISTRIBUTION BY

FRONTLINE LTD.

OF 18,481,467 COMMON SHARES, $1.00 PAR VALUE, OF SHIP FINANCE INTERNATIONAL LIMITED

We are sending you this information statement because we are completing our partial spin-off of Ship Finance International Limited, a wholly-owned subsidiary which we refer to as Ship Finance.  We are completing this partial spin-off by distributing in the form of a dividend 0.25 common shares, par value $1.00, of Ship Finance, to which we refer as the Ship Finance Shares, for each of our common stock.  We expect to distribute a total of 18,481,467 Ship Finance Shares to our shareholders in this manner.

The distribution will be effective as of June 16, 2004, to holders of record of our common stock as of 5:00 p.m. EDT on June 7, 2004.

Ship Finance currently owns 46 crude oil tankers which it charters under long-term, fixed rate charters to Frontline Shipping Limited, our wholly-owned subsidiary, and an option to purchase one additional tanker.  Our Board of Directors has determined that it would be in the best interests of our shareholders to partially separate Ship Finance from Frontline.  Following the completion of the partial spin-off, we will continue to own approximately 75% of Ship Finance.

No vote of our shareholders is required in connection with this partial spin-off.  You will not be required to pay cash or provide any other consideration or to surrender or exchange any shares of Frontline common stock in order to receive the distribution of Ship Finance Shares.  Therefore, you are not required to take any action.

We are sending you this Information Statement, which contains additional information about Ship Finance and the terms of this partial spin-off, for your information only.  WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Unless otherwise noted, in this Information Statement, we, us, our, or Frontline refer to Frontline Ltd., a Bermuda company.  Ship Finance International Limited or Ship Finance refers to Ship Finance International Limited, a Bermuda company, and its subsidiaries.  A glossary of some of the shipping terms used in this Information Statement is included at the end of this document.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Ship Finance Shares to be issued to you pursuant to this distribution or determined if this information statement is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this information statement is June 10, 2004.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

INDUSTRY AND MARKET DATA

SUMMARY OF THE INFORMATION STATEMENT

RISK FACTORS

INFORMATION ABOUT THE PARTIAL SPIN-OFF OF SHIP FINANCE INTERNATIONAL LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INDUSTRY

INFORMATION ABOUT SHIP FINANCE INTERNATIONAL LIMITED

MANAGEMENT

COMPENSATION INFORMATION

SECURITY OWNERSHIP OF CERTAIN SHAREHOLDERS AND MANAGEMENT

RELATED PARTY TRANSACTIONS

DESCRIPTION OF INDEBTEDNESS

TAX MATTERS

LEGAL MATTERS

EXPERTS

NOTICE TO SHAREHOLDERS

SHIP FINANCE INTERNATIONAL LIMITED INDEX TO PREDECESSOR COMBINED CARVE-OUT FINANCIAL STATEMENTS

SHIP FINANCE INTERNATIONAL LIMITED INDEX TO STAND ALONE FINANCIAL STATEMENTS

GLOSSARY OF SHIPPING TERMS

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This information statement contains assumptions, expectations, projections, intentions and beliefs about future events, in particular under the headings “Business of Ship Finance” and “Ship Finance Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements are intended as “forward-looking statements.”  Ship Finance may also from time to time make forward-looking statements in its periodic reports that it will file with the United States Securities and Exchange Commission, other information sent to its security holders, and other written materials.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

All statements in this information statement that are not statements of historical fact are forward-looking statements.  Forward-looking statements include, but are not limited to, such matters as:

•                                          future operating or financial results;

•                                          statements about future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses of Ship Finance;

•                                          statements about tanker market trends, including charter rates and factors affecting supply and demand;

•                                          expectations about the availability of vessels to purchase, the time which it may take to construct new vessels, or vessels’ useful lives; and

•                                          Ship Finance’s ability to obtain additional financing.

When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Neither we nor Ship Finance undertake any obligation to publicly update or revise any forward-looking statements contained in this information statement, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Information Statement might not occur, and Ship Finance’s actual results could differ materially from those anticipated in these forward-looking statements.

INDUSTRY AND MARKET DATA

Some of the industry and market data used throughout this information statement were obtained through our research or the research of Ship Finance, surveys and studies conducted by third parties and industry and general publications.  We believe that this information is accurate.  However, neither we nor any of our respective affiliates have undertaken any independent investigation to confirm the accuracy or completeness of such information.  In addition, some of the shipping industry information, statistics and charts contained in the section entitled “Industry” have been compiled by P.F. Bassøe AS & Co. (“P.F. Bassøe”), a leading shipping industry consultant.

SUMMARY OF THE INFORMATION STATEMENT

Ship Finance International Limited

Ship Finance was formed in October 2003 as our wholly-owned subsidiary to acquire and operate some of our crude oil tankers.  Ship Finance purchased from us a fleet of 46 crude oil tankers and an option to purchase one additional tanker from a third party.  Ship Finance has chartered its fleet of 46 vessels under long term, fixed rate time charters to Frontline Shipping Limited, also a wholly-owned subsidiary of Frontline to which we refer as the Charterer. Ship Finance has also entered into fixed rate management and administrative services agreements with Frontline Management (Bermuda) Ltd., to which we refer as Frontline Management, also a wholly-owned subsidiary of ours. Frontline Management will provide for the technical management of Ship Finance’s vessels and will also provide administrative support services.

The vessels that Ship Finance acquired from us consist of 22 very large crude carriers, or VLCCs, each having a capacity of 275,000 to 308,000 deadweight tons, or dwt, and 24 Suezmax tankers, each having a capacity of 142,000 to 169,000 dwt.  The option that Ship Finance purchased from us is an option to purchase an additional VLCC tanker. Ship Finance’s fleet, which for purposes of this information statement includes its purchase option, is one of the largest tanker fleets in the world, with a combined deadweight tonnage of 10.5 million dwt, and had an average age of 8.6 years as of December 31, 2003. Thirteen of Ship Finance’s VLCCs and 16 of its Suezmax tankers are of double hull construction, with the remainder being modern single hull or double sided vessels built since 1990.

Ship Finance’s tankers primarily transport crude oil. VLCCs, due to their size, principally operate on routes from the Middle East to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port, or LOOP. Suezmax tankers are similarly designed for worldwide trade, although the trade for those vessels is mainly in the Atlantic basin on routes between Northern Europe, the Caribbean and the United States. Eight of Ship Finance’s Suezmax tankers are oil/bulk/ore carriers, or OBO carriers, which can be configured to carry either oil or dry cargo as market conditions warrant.

Ship Finance paid an aggregate purchase price of $950 million, excluding working capital and other intercompany balances retained by us, for the 46 vessels and purchase option that it acquired from us.  Ship Finance also assumed senior secured indebtedness with respect to its fleet in the amount of approximately $1.158 billion.  The purchase price for the 46 vessels and the option and the refinancing of the existing senior secured indebtedness on those vessels, which was completed in January of 2004 were financed through a combination of the net proceeds from Ship Finance’s issuance of $580 million of 8½% Senior Notes, due 2013, funds from a $1.058 billion senior secured credit facility and a deemed equity contribution from us to Ship Finance.  The charters and the management agreements were each given economic effect as of January 1, 2004.

The Partial Spin-off

Under its Amended Memorandum of Association, Ship Finance’s authorized capital consists of 125,000,000 common shares, of which 73,925,869 shares will be issued and outstanding as of the effective date of the distribution. Our Board of Directors has determined that it would be in the best interests of Frontline shareholders to partially separate Ship Finance from Frontline, and on May 24, 2004 approved the partial spin-off of approximately 25% of the Ship Finance Shares to our shareholders by way of a dividend.  Following the completion of the partial spin-off, we will continue to own approximately 75% of the Ship Finance Shares.

Frontline shareholders will not be required to take any action to receive their Ship Finance Shares on the distribution date.  The Ship Finance Shares are registered with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 on Form 8-A.  The Ship Finance Shares are expected to begin trading on a “when-issued” basis on the New York Stock Exchange under the ticker symbol “SFL wi.”  During the “when-issued” period through the distribution date on June 16, 2004, Frontline common shares, which trade on the New York Stock Exchange under the symbol “FRO”, will continue to include the right to receive Ship Finance Shares and will continue to trade normally on the New York Stock Exchange.  Frontline shareholders should consult their financial advisors as to the effect of trading their Frontline shares before the ex-dividend date of June 17, 2004 established by the New York Stock Exchange.  In addition, Frontline common shares without the right to receive Ship Finance Shares, which will trade on the New York Stock Exchange under the symbol “FRO wi”, will also trade during the “when-issued” period.  We expect that the Ship Finance Shares will trade on the New York Stock Exchange under the symbol “SFL” after the “when-issued” period ends.  We do not expect that there will be any public market for the Ship Finance Shares outside of the United States.  The ex-dividend date for Frontline common shares on the Oslo Stock Exchange is June 3, 2004.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, to which we refer as the Securities Exchange Act.  We file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission, or the SEC, including financial statements.  Ship Finance became subject to the information reporting requirements of the Securities Exchange Act as of May 25, 2004, and in the future will file with the SEC annual and periodic reports and other information required under the Securities Exchange Act.  Members of the public may read and copy any materials that we or Ship Finance file with the SEC from the SEC’s Public Reference Room at its principal office, 450 Fifth Street, N.W., Washington, DC 20549.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at
1-800-SEC-0330.  The SEC maintains a website at www.sec.gov that contains materials that we file electronically with the SEC.  Our filings can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

RISK FACTORS

Ownership of Ship Finance’s Shares involves a significant degree of risk.  You should carefully consider how the following risk factors relate to your investment in Ship Finance Shares.

Risks Relating to Ship Finance’s Business

Ship Finance depends on the Charterer for all of its operating cash flow.

All of Ship Finance’s vessels are chartered to the Charterer under long term time charters, and the Charterer’s payments to Ship Finance are currently its sole source of operating cash flow. The Charterer is a newly formed entity created to charter Ship Finance’s fleet and has no business or sources of funds other than those related to the chartering of Ship Finance’s fleet to third parties and no assets other than, initially, $250 million in cash provided by us, which serves to support the Charterer’s obligations to make charter payments to Ship Finance under the charters. Neither we nor any of our affiliates guarantee the payment of the charter payments or are obligated to contribute additional capital to the Charterer at any time.

Although there are restrictions on the Charterer’s rights to use its cash to pay dividends or make other distributions if its cash reserves are below the specified minimum reserve requirement, the Charterer is permitted to use its cash reserves to pay charter payments to us and for reasonable working capital purposes.  Accordingly, at any given time in the future, its cash reserves may be diminished or exhausted, and we cannot assure you that the Charterer will be able to make charter payments to Ship Finance. If the Charterer is unable to make charter payments to Ship Finance, Ship Finance’s results of operations and financial condition will be materially adversely affected.

The Charterer’s ability to pay charterhire to Ship Finance could be materially and adversely affected by volatility in the tanker markets.

The Charterer subcharters Ship Finance’s vessels to end users under long term time charters, on the spot charter market, or under contracts of affreightment under which Ship Finance’s vessels carry an agreed upon quantity of cargo over a specified route and time period. As a result, it is directly exposed to the risk of volatility in tanker charter rates. Tanker charter rates have historically fluctuated significantly based upon many factors, including:

•                                          global and regional economic and political conditions;

•                                          changes in production of crude oil, particularly by OPEC and other key producers;

•                                          developments in international trade;

•                                          changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

•                                          environmental concerns and regulations;

•                                          weather; and

•                                          competition from alternative sources of energy.

Tanker charter rates also tend to be subject to seasonal variations, with demand (and rates) normally higher in winter months.

The Charterer’s successful operation of Ship Finance’s vessels in the tanker charter market will depend on, among other things, its ability to obtain profitable tanker charters. We cannot assure you that future tanker charters will be available to the Charterer at rates sufficient to enable the Charterer to meet its obligations to pay charterhire to Ship Finance.

Ship Finance depends on officers and directors of Frontline for its management, which may create conflicts of interest.

We will continue to own a controlling interest in Ship Finance following the partial spin-off.  For so long as we own at least a majority of the Ship Finance Shares, we will generally be able to control the outcome of any shareholder vote, including the election of directors. Ship Finance does not have any employees or officers who are not employees or officers of Frontline.  Although Ship Finance does have one independent director, all of Ship Finance’s other directors are directors or executive officers of ours.  These directors owe fiduciary duties to the shareholders of each company and may have conflicts of interest in matters involving or affecting Ship Finance and us, including matters arising under Ship Finance’s agreements with us and our affiliates. In addition, due to their ownership of Frontline common shares, some of these individuals may have conflicts of interest when faced with decisions that could have different implications for us than they do for Ship Finance. We cannot assure you that any of these conflicts of interest will be resolved in Ship Finance’s favor.

The agreements between Ship Finance, us and our other affiliates may be less favorable than agreements that Ship Finance could obtain from unaffiliated third parties.

The charters, the management agreements, the charter ancillary agreement and the other contractual agreements Ship Finance has with us and our other affiliates were made in the context of an affiliated relationship. Because Ship Finance is a wholly-owned subsidiary of ours, the negotiation of these agreements may have resulted in prices and other terms that are less favorable to Ship Finance than terms it might have obtained in arm’s length negotiations with unaffiliated third parties for similar services.

Our other business activities may create conflicts of interest between us and Ship Finance.

While we have agreed to cause the Charterer to use its commercial best efforts to employ Ship Finance’s vessels on market terms and not to give preferential treatment in the marketing of any other vessels owned or managed by us or our other affiliates, it is possible that conflicts of interests in this regard will adversely affect Ship Finance. Under its charter ancillary agreement with the Charterer and us, Ship Finance is entitled to receive annual profit sharing payments to the extent that the average time charter equivalent, or TCE, rates realized by the Charterer exceed specified levels. Because we also own or manage vessels other than the ones acquired by Ship Finance, which are not included in the profit sharing calculation, conflicts of interest may arise between Ship Finance and us in the allocation of chartering opportunities that could limit Ship Finance’s fleet’s earnings and reduce its profit sharing payments or charter payments under its charters.

If Ship Finance’s charters or management agreements terminate, it could be exposed to increased volatility in its business and financial results.

If any of Ship Finance’s charters terminate, it is unlikely that Ship Finance would be able to re-charter those vessels on a long term basis with terms similar to the terms of its charters with the Charterer.  While the terms of its current charters end between 2014 and 2025, the Charterer has the option to terminate the charters of Ship Finance’s non double hull vessels in 2010.  One or more of the charters with respect to Ship Finance’s vessels may also terminate in the event of a requisition for title or a loss of a vessel.  Ship Finance may acquire additional vessels in the future, but it may not be able to enter into similar charters with the Charterer or with a third party charterer.  In addition, under its vessel management agreements with Frontline Management, for a fixed management fee Frontline Management is responsible for all of the technical and operational management of Ship Finance’s vessels, and will indemnify it against certain losses of hire and various other liabilities relating to the operation of the vessels. Ship Finance’s current management agreements with Frontline Management may be terminated if the relevant charter is terminated. If Ship Finance’s management agreements with Frontline Management were to terminate or Ship Finance were to acquire additional vessels in the future, it is unlikely that Ship Finance could obtain similar fixed rate terms from an independent third party.

With respect to any vessels Ship Finance acquires that are not subject to the charter and management agreements with the Charterer and Frontline Management, Ship Finance will be directly exposed to all of the operational and other risks associated with operating its vessels as described in these risk factors. As a result, Ship Finance’s future cash flow could be more volatile and Ship Finance could be exposed to increases in its vessel operating expenses, each of which could materially and adversely affect its results of operations and business and its ability to meet the debt service obligations on its senior secured indebtedness and the notes.

An increase in interest rates could materially and adversely affect Ship Finance’s financial performance.

Ship Finance has outstanding approximately $1.058 billion in floating rate debt under a senior secured credit facility as of the date of this Information Statement. Although Ship Finance uses interest rate swaps to manage its interest rate exposure from a portion of its floating rate debt, if interest rates rise, interest payments on its floating rate debt that it has not swapped into effectively fixed rates would increase.  Any such increase could materially and adversely affect its results of operations.  As of March 22, 2004 Ship Finance has entered into interest rate swaps to fix the interest on $500.0 million of its outstanding indebtedness.

Because Ship Finance is a newly formed company with no separate operating history, its historical financial and operating data will not be representative of its future results.

Ship Finance is a newly formed company with no separate operating history. The predecessor combined carve-out financial statements included in this Information Statement have been prepared on a carve-out basis and reflect our historical business activities relating to Ship Finance’s vessel owning subsidiaries. These predecessor financial statements do not reflect the results Ship Finance would have obtained under its current fixed rate long term charters and management agreements and therefore are not a meaningful representation of its future results of operations.

Ship Finance is highly leveraged and subject to restrictions in its financing agreements that impose constraints on its operating and financing flexibility.

Ship Finance has significant indebtedness outstanding and has significant principal amortization requirements during the term of the notes.  It may need to refinance some or all of its indebtedness on maturity but Ship Finance cannot assure you we will be able to do so. It may incur additional debt following this offering subject to limitations under our credit facilities and the indenture. These limitations include:

•                                          limitations on the incurrence of additional indebtedness, including the issuance of additional guarantees;

•                                          limitations on the incurrence of liens; and

•                                          limitations on Ship Finance’s ability to pay dividends.

Ship Finance’s debt service obligations require it to dedicate a substantial portion of its cash flow from operations to required payments on indebtedness and could limit its ability to obtain additional financing in the future for capital expenditures, acquisitions, and other general corporate activities. It also may limit our flexibility in planning for, or reacting to, changes in its business and the shipping industry or detract from its ability to successfully withstand a downturn in its business or the economy generally and place Ship Finance at a competitive disadvantage against other less leveraged competitors.

An acceleration of the current prohibition to trade deadlines for Ship Finance’s non-double hull tankers could adversely affect its operations.

Ship Finance’s tanker fleet includes 18 non-double hull tankers. The United States, the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, which range from 2010 to 2015.  The sinking of the single hull m.t. Prestige offshore Spain in November 2002 has led to proposals by the European Union and the IMO to accelerate the prohibition to trade of all non-double hull tankers, with certain limited exceptions. In December 2003, the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will take effect in April 2005 unless objected to by a sufficient number of states. We do not know whether any of Ship Finance’s vessels will be subject to this accelerated phase-out, but this change could result in a number of Ship Finance’s vessels being unable to trade in many markets after 2010. Moreover, the IMO may still adopt regulations in the future that could adversely affect the useful lives of Ship Finance’s non-double hull tankers as well as its ability to generate income from them.

Compliance with safety, environmental and other governmental and other requirements may adversely affect Ship Finance’s business.

The shipping industry is affected by numerous regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. In addition, vessel classification societies also impose significant safety and other requirements on Ship Finance’s vessels. We believe Ship Finance’s tankers are maintained in good condition in compliance with present regulatory and class requirements relevant to areas in which they operate, and are operated in compliance with applicable safety/environmental laws and regulations.

However, regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require significant capital expenditures be incurred on Ship Finance’s vessels to keep them in compliance.

Ship Finance may incur losses when it sells vessels, which may adversely affect its earnings.

The market value of Ship Finance’s vessels will change depending on a number of factors, including general economic and market conditions affecting the shipping industry, competition, cost of vessel construction, governmental or other regulations, prevailing levels of charter rates, and technological changes. During the period a vessel is subject to a charter with the Charterer, Ship Finance will not be permitted to sell it to take advantage of increases in vessel values without the Charterer’s agreement. On the other hand, if the Charterer were to default under the charters due to adverse conditions in the tanker market, causing a termination of the charters, it is likely that the fair market value of vessels would be depressed in such market conditions. If Ship Finance were to sell a vessel at a time when vessel prices have fallen, it could incur a loss and a reduction in earnings.

Ship Finance’s business has inherent operational risks, which may not be adequately covered by insurance.

Ship Finance’s tankers and cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, transporting crude oil across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of its vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to the Charterer, which could impair its ability to make payments to Ship Finance under the charters.

In the event of a casualty to a vessel or other catastrophic event, Ship Finance will rely on its insurance to pay the insured value of the vessel or the damages incurred. Under the management agreements, Frontline Management is responsible for procuring insurance for Ship Finance’s fleet against those risks that it believes the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurances and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to Ship Finance on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. We cannot assure you that Ship Finance will be adequately insured against all risks. Frontline Management may not be able to obtain adequate insurance coverage at reasonable rates for Ship Finance’s fleet in the future. Additionally, Ship Finance’s insurers may refuse to pay particular claims. Any significant loss or liability for which Ship Finance is not insured could have a material adverse effect on its financial condition.

Maritime claimants could arrest Ship Finance’s tankers, which could interrupt the Charterer’s or Ship Finance’s cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of Ship Finance’s vessels could interrupt the Charterer’s or Ship Finance’s cash flow and require Ship Finance to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in Ship Finance’s fleet for claims relating to another vessel in its fleet.

As Ship Finance’s fleet ages, the risks associated with older tankers could adversely affect its operations.

In general, the costs to maintain a tanker in good operating condition increase as the tanker ages. Due to improvements in engine technology, older tankers typically are less fuel-efficient than more recently constructed tankers. Cargo insurance rates increase with the age of a tanker, making older tankers less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of tankers may require expenditures for alterations or the addition of new equipment to our tankers to comply with safety or environmental laws or regulations that may be enacted in the future. These laws or regulations may also restrict the type of activities in which Ship Finance’s tankers may engage or the geographic regions in which they may operate. Ship Finance cannot predict what alterations or modifications its vessels may be required to undergo in the future or that as its tankers age, market conditions will justify any required expenditures or enable it to operate its tankers profitably during the remainder of their useful lives.

There may be risks associated with the purchase and operation of secondhand tankers.

Ship Finance’s current business strategy includes additional growth through the acquisition of secondhand tankers. Although Ship Finance will inspect secondhand tankers prior to purchase, this does not normally provide the same knowledge about their condition as if such tankers had been built for and operated exclusively by Ship Finance. Therefore, Ship Finance’s future operating results could be negatively affected if some of the tankers do not perform as expected. Also, Ship Finance does not receive the benefit of warranties from the builders if the tankers it buys are older than one year.

If we were to become insolvent, a bankruptcy court may be able to pool Ship Finance’s or the Charterer’s assets and liabilities with those of Frontline under the equitable doctrine of substantive consolidation.

Under United States bankruptcy law, the equitable doctrine of substantive consolidation can permit a bankruptcy court to disregard the separateness of related entities and to consolidate and pool the entities’ assets and liabilities and treat them as though held and incurred by one entity where the interrelationship among the entities warrants such consolidation. Substantive consolidation is an equitable remedy in bankruptcy that results in the pooling of assets and liabilities of a debtor with one or more of its debtor affiliates or, in rare circumstances, non-debtor affiliates, for the purposes of administering claims and assets of creditors as part of the bankruptcy case, including treatment under a reorganization plan.

Not all jurisdictions that could potentially have jurisdiction over an insolvency or bankruptcy case involving us, Ship Finance, and/or any of our respective affiliates recognize the substantive consolidation doctrine. For example, Ship Finance has been advised by its Bermuda counsel that Bermuda does not recognize this doctrine. However, if we or our creditors were to assert claims of substantive consolidation or related theories in a Frontline bankruptcy proceeding in a jurisdiction that recognizes the doctrine of substantive consolidation, such as the United States, the bankruptcy court could make Ship Finance’s assets or the Charterer’s assets available to satisfy our obligations to our creditors. This could have a material adverse effect on Ship Finance’s financial condition.

Ship Finance is a holding company, and it depends on the ability of its subsidiaries to distribute funds to its in order to satisfy its financial and other obligations and pay dividends.

Ship Finance is a holding company, and has no significant assets other than the equity interests in its subsidiaries. Its subsidiaries own all of its vessels, and payments under its charter agreements with the Charterer will be made to its subsidiaries. As a result, its ability to meet its financial obligations or pay dividends, depends on the performance of its subsidiaries and their ability to distribute funds to Ship Finance. If Ship Finance is unable to obtain funds from its subsidiaries, and are not able to meet its financial obligations, its share price could be adversely affected.

U.S. Holders could be subject to adverse tax consequences if Ship Finance were treated as a “passive foreign investment company” for United States tax purposes.

Based on the nature of the operations of Ship Finance as of the date of the distribution of the Ship Finance Shares, we do not believe that Ship Finance is, nor do we expect it to become, a “passive foreign investment company,” or PFIC, for United States federal income tax purposes with respect to any taxable year.  However, no assurance can be given that the Internal Revenue Service or a court will accept this position or that Ship Finance would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations.  If Ship Finance were to be treated as a PFIC with respect to any taxable year, U.S. Holders could be subject to less advantageous United States federal income tax treatment with respect to their common shares in Ship Finance than that described below under “Tax Matters—U.S. Federal Income Tax Consequences—Tax Consequences of Owning Ship Finance Common Shares.”

INFORMATION ABOUT THE PARTIAL SPIN-OFF OF

SHIP FINANCE INTERNATIONAL LIMITED

The Partial Spin-Off

On May 24, 2004, our board of directors approved the spin-off of approximately 25% of the common shares of Ship Finance, to which we refer as the Ship Finance Shares, to our shareholders.  We will distribute approximately 25% of the Ship Finance Shares to persons who held our common shares as of June 7, 2004, to which we refer as the record date.  To effectuate this distribution, our Board of Directors has declared a dividend on our common shares of 18,481,467 Ship Finance Shares, which will represent 25% of Ship Finance’s outstanding common shares as of June 16, 2004, the date on which we expect the Ship Finance Shares will be distributed and to which we refer as the distribution date.  The distribution will be made to the holders of record of our common shares as of 5:00 p.m. EDT on the record date.  Each of our shareholders will receive one Ship Finance Share for every four of our common shares that the shareholder holds.  Frontline shareholders will not be required to take any action to receive the Ship Finance International common shares on the distribution date.  The transfer agent for the partial spin-off will be Mellon Investor Services, LLC.  Frontline shareholders whose Frontline shares are traded on the London Stock Exchange, which we refer to our United Kingdom holders, will receive their Ship Finance Shares through Lloyds TSB Registrars.

The actual number of Ship Finance Shares that we will distribute to each holder of our common shares as of 5:00 p.m. EDT on the record date will be calculated by dividing 18,481,467 which is the total number of Ship Finance Shares to be distributed, by 73,925,869 (our total number of outstanding common shares on the record date), multiplied by the total number of our common shares that each holder owned as of 5:00 p.m. EDT on the record date.  We do not expect to distribute any fractional shares of Ship Finance.  Rather, our transfer agent will aggregate all fractional shares that would otherwise be distributable to our non United Kingdom holders and sell them on behalf of those shareholders who would otherwise be entitled to receive a fractional share of Ship Finance.  Following the distribution, each of our shareholders will receive a cash payment in an amount equal to their pro-rata share of the total net proceeds of the sale of fractional shares.  United Kingdom holders will also receive a cash payment in an amount equal to their pro-rata share of the value of the fractional shares that they would otherwise be entitled to receive which will be distributed through Lloyds TSB Registrars after the distribution of the Ship Finance Shares.  Following the completion of the partial spin-off, we will continue to own approximately 75% of Ship Finance and our shareholders will own the balance.

Trading

The Ship Finance Shares are registered with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934 on Form 8-A.  The Ship Finance Shares are expected to begin trading on a “when-issued” basis on the New York Stock Exchange under the ticker symbol “SFL wi.”  During the “when-issued” period through the distribution date of June 16, 2004, Frontline common shares, which trade on the New York Stock Exchange under the symbol “FRO”, will continue to include the right to receive Ship Finance Shares and will continue to trade normally on the New York Stock Exchange.  Frontline shareholders should consult their financial advisors as to the effect of trading their Frontline shares before the ex-dividend date of June 17, 2004 established by the New York Stock Exchange.  Frontline common shares without the right to receive Ship Finance Shares, which will trade on the New York Stock Exchange under the symbol “FRO wi”, will also trade during the “when-issued” period.  We expect that the Ship Finance Shares will trade on the New York Stock Exchange under the symbol “SFL” after the “when-issued” period ends. .  We do not expect that there will be any public market for the Ship Finance Shares outside of the United States.  The ex-dividend date for Frontline common shares on the Oslo Stock Exchange is June 3, 2004.

When and How You Will Receive the Distribution of Ship Finance Shares

We will make the Ship Finance partial spin-off distribution by releasing the Ship Finance Shares to our transfer agent, and, with respect to the United Kingdom holders, to Lloyds TSB Registrars.  As of the distribution date, the transfer agent will cause the Ship Finance Shares to which our shareholders (other than the United Kingdom holders) are entitled to be registered in each shareholder’s name or in the “street name’’ of its broker.  Most of our common shareholders have their common shares held on account by a broker, bank or other nominee.  In such cases, the nominee is the registered holder or “street name’’ for its common shares of Frontline and will be recorded as the registered holder of the Ship Finance Shares that the shareholder is entitled to receive.  Each nominee should, in turn, electronically credit that shareholder’s account for the Ship Finance Shares. United Kingdom holders will receive their Ship Finance Shares through Lloyds TSB Registrars.  If you have any questions in this regard, we encourage you to contact your nominee on the mechanics of having the Ship Finance Shares posted to your account.

With the exception of United Kingdom holders, Ship Finance Shares will be issued as uncertificated shares registered in book-entry form through the direct registration system, and no certificates representing shares of Ship Finance will be mailed to registered holders of our common shares in the ordinary course. If you are a registered holder of Frontline common shares other than a United Kingdom holder, your book-entry shares will be held with our transfer agent under the direct registration system.  Instead of receiving stock certificates, you will receive a direct registration transaction notice reflecting your ownership interest in the Ship Finance Shares.  United Kingdom holders will receive certificates evidencing their Ship Finance Shares.

We will also be distributing a letter on or around the distribution date confirming the distribution of the Ship Finance Shares.  This letter will contain additional information regarding the procedures of the spin-off distribution. This letter will also contain information about the direct registration system and information about how participants in the direct registration system can obtain physical stock certificates if they desire to so.

As noted above, neither the transfer agent nor Lloyds TSB Registrars (with respect to United Kingdom holders) will deliver any fractional shares of Ship Finance in connection with the distribution.  Instead, the transfer agent will aggregate all fractional shares distributable to our shareholders, other than United Kingdom holders, and sell them on behalf of those non United Kingdom holders who otherwise would be entitled to receive a fractional share. Such holders will then receive a cash payment in an amount equal to their pro-rata share of the total net proceeds of that sale. Payment for fractional shares of Ship Finance will follow separately. We currently estimate that it will take approximately five weeks from the distribution date for the transfer agent to complete check mailings.  United Kingdom holders will also receive a cash payment in an amount equal to their pro-rata share of the value of the fractional shares that they would otherwise be entitled to receive.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Ship Finance should be read in conjunction with the predecessor combined carve-out financial statements, to which we refer as the combined financial statements, and the related notes, and the other financial information included elsewhere in this information statement. This discussion includes forward-looking statements based on assumptions about Ship Finance’s future business, and actual results could differ materially from those contained in the forward-looking statements.

Overview - Predecessor

For the years ended December 31, 2003, 2002 and 2001, the combined financial statements presented herein have been carved out of the consolidated financial statements of Frontline. Ship Finance’s financial position, results of operations and cash flows reflected in the combined financial statements are not necessarily indicative of those that would have been achieved had Ship Finance operated autonomously for all periods presented.

The combined financial statements assume that Ship Finance was operated as a separate corporate entity prior to its inception.  Ship Finance was formed on October 10, 2003, and prior to that time its business was operated as part of the shipping business of Frontline. The combined financial statements have been prepared to reflect the combination of certain of Frontline’s wholly owned VLCC and Suezmax owning subsidiaries, interests in joint ventures and an option to acquire an additional VLCC, which taken together represent the 46 vessel owning subsidiaries and one subsidiary holding an option to acquire a VLCC that Ship Finance has acquired from Frontline and which are referred to collectively as the Vessel Interests.

Where Frontline’s assets, liabilities, revenues and expenses relate to the specific Vessel Interests, these have been identified and carved out for inclusion in the combined financial statements. Frontline’s shipping interests and other assets, liabilities, revenues and expenses that do not relate to the Vessel Interests have been identified and not included in the combined financial statements. The preparation of the combined financial statements requires allocation of certain assets and liabilities and expenses where these items are not identifiable as related to one specific activity. Administrative overheads of Frontline that cannot be related to a specific vessel have been allocated pro rata based on the number of vessels in Ship Finance compared with the number in Frontline’s total fleet. Management has deemed that the related allocations are reasonable to present the financial position, results of operations, and cash flows of Ship Finance. Management believes the various allocated amounts would not materially differ from those that would have been achieved had Ship Finance operated on a stand-alone basis for all periods presented. However, the financial position, results of operations and cash flows of Ship Finance are not necessarily indicative of those that would have been achieved had Ship Finance operated autonomously for all periods presented as Ship Finance may have made different operational and investment decisions as a company independent of Frontline.

The majority of the Ship Finance’s assets, liabilities, revenues and expenses are vessel specific and are included in the vessel owning subsidiaries’ financial statements. However, in addition, the following significant allocations have been made:

Goodwill:  Goodwill has arisen on certain of the acquisitions undertaken in the three year period ended December 31, 2003 as described in Note 21 to the combined financial statements. Goodwill has been allocated to Ship Finance on the basis that the vessels obtained in these acquisitions, and to which the goodwill is considered to relate, are included in the combined financial statements. The associated amortization of goodwill has also been allocated to Ship Finance and recognized in the combined financial statements. Following the adoption of FAS 142 effective January 1, 2002, we no longer amortize goodwill, but rather test it for impairment at least on an annual basis.

Long term debt:  An allocation of corporate debt of Frontline has been made. This debt has been allocated as it relates specifically to a vessel over which Ship Finance has a purchase option. The associated interest expense has also been allocated to the combined financial statements.

Interest rate swaps:  For the purposes of the combined financial statements, interest rate swaps specific to carved out debt have been included. In addition, non-debt specific interest rate swaps have been included on the basis that such swaps were intended to cover the floating rate debt that has been included in our combined statements. The associated mark to market adjustments arising on the swaps has also been allocated to our combined financial statements and is included in other financial items, net.

Administrative expenses:  Frontline’s overheads relate primarily to management organizations in Bermuda and Oslo that manage the business. These overhead costs include salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses. Other employee related costs includes costs recognized in relation to Frontline’s employee share option plan.

No allocation of interest income has been made and interest income reported in the combined financial statements represents interest income earned by the vessel owning subsidiaries and interest earned on loans to joint ventures.

The combined financial statements have been prepared based on the completion of the transaction between the Ship Finance and Frontline described in this information statement.

Ship Finance and Frontline entered into a fleet purchase agreement pursuant to which Ship Finance purchased the Vessel Interests for $950 million, excluding working capital and other intercompany balances to be retained by Frontline, plus assumption of senior secured indebtedness with respect to the fleet in the amount of $1.158 billion. The purchase price for the Vessel Interests and the refinancing of the existing senior secured indebtedness were financed through a combination of the net proceeds of the Notes, funds from Ship Finance’s $1.058 billion senior secured credit facility and a deemed equity contribution from Frontline.

All of Ship Finance’s vessels are chartered to the Charterer under long term time charters. All of Ship Finance’s vessel technical management is performed for by Frontline Management under the management agreements for a fixed rate. As such, Ship Finance’s future operations and the operations of its subsidiaries will differ significantly from the historical operations of Frontline and its subsidiaries upon which Ship Finance’s historical carved out financial statements are based. In particular, Ship Finance’s revenues are generated primarily from charter payments made to it by the Charterer under the charters that consist of sales type leases and operating leases. Ship Finance’s expenses consist primarily of interest on its notes and its senior secured credit facility and payments that it makes to Frontline Management.

Overview -Stand Alone Basis

Ship Finance International Limited was incorporated in Bermuda on October 10, 2003 for the purpose of acquiring certain of the shipping assets of its parent company, Frontline Ltd. Frontline is a publicly listed Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore, OBO, carriers. Ship Finance is a wholly owned subsidiary of Frontline. Frontline operates tankers of two sizes: very large crude carriers, which are between 200,000 and 320,000 dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. Frontline is a holding company which operates through subsidiaries and joint ventures located in Bermuda, Isle of Man, Liberia, Norway, Panama, Singapore, the Bahamas and Sweden

On December 11, 2003 Ship Finance entered into a purchase agreement with Frontline to purchase certain of Frontline’s wholly owned VLCC and Suezmax owning subsidiaries, including certain subsidiaries acquired or expected to be acquired through a reorganization of interests in certain joint ventures plus a purchase option to acquire a further VLCC, which are referred to collectively as the Vessel Interests.

On December 18, 2003 Ship Finance issued $580 million of 8.5% Senior Notes due 2013 in a private offering to Qualified Institutional Buyers. The proceeds from this offering, together with a deemed equity contribution of approximately $525 million from Frontline, were used to complete the acquisition of the Vessel Interests.

On January 1, 2004 Ship Finance completed the purchase of the Vessel Interests it agreed to purchase from Frontline on December 11, 2003.

As a result of these transactions, Ship Finance has acquired a fleet of 24 Suezmax tankers, 22 VLCCs, and an option to acquire an additional VLCC with a combined deadweight tonnage of 10,498,000,000 tones and a combined book value of approximately $2,107 million.

On January 1, 2004 Ship Finance entered into time charter agreements with Frontline Shipping Ltd., a subsidiary of Frontline, to charter the 46 vessels for substantially the remainder of their useful lives at fixed rates.

On January 1, 2004 Ship Finance entered into management agreements with Frontline Management (Bermuda) Ltd., a subsidiary of Frontline, to manage the 46 vessels for substantially the remainder of their useful lives at fixed rates.

Predecessor Business

The combined financial statements reflect the business activities of Frontline related to the Vessel Interests. Frontline’s principal focus and expertise is to provide transportation services to major integrated oil companies and other customers that require transportation of crude oil and oil products cargoes.

As at December 31, 2003, the Vessel Interests were comprised of 19 wholly owned VLCCs, 24 wholly owned Suezmax tankers, one option to acquire a VLCC and interests in six associated companies which each own a VLCC. In 2002, we took delivery of four wholly owned newbuilding double hull VLCCs. In 2001, we took delivery of three VLCCs built in 1999 on which we had purchase options. In addition, through Frontline’s acquisition of Mosvold Shipping Limited, which was completed in 2001, we acquired one VLCC newbuilding contract, which was delivered in October 2002. In 2000, through Frontline’s acquisition of Golden Ocean Group Limited, we acquired three VLCCs, interests in two associated companies which each owned a VLCC and four options to acquire a VLCC.

Future Business

The completion of the purchase of the 46 crude oil tanker owning subsidiaries and one subsidiary holding an option on an additional tanker from Frontline took place as of January 1, 2004. Ship Finance has chartered its fleet to the Charterer, a wholly owned subsidiary of Frontline, under long term, fixed rate charters effective as of January 1, 2004. The Charterer was initially capitalized by Frontline with $250 million to support its obligation to make charter payments to Ship Finance. Ship Finance also entered into fixed rate management agreements with another wholly owned subsidiary of Frontline. These arrangements are intended to provide Ship Finance with stable cash flow and reduce its exposure to volatility in the markets for these vessels.

Factors Affecting Our Historical Results

The principal factors that have affected our historical results of operations and financial position include:

•                                          the earnings of our vessels in the charter market;

•                                          vessel expenses;

•                                          administrative expenses;

•                                          depreciation;

•                                          interest expense; and

•                                          foreign exchange.

We have derived our earnings from bareboat charters, time charters, voyage charters and contracts of affreightment.

A bareboat charter is a contract for the use of a vessel for a specified period of time where the charterer pays substantially all of the vessel voyage costs and operating costs. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the vessel voyage costs but the vessel owner pays the operating costs. A voyage charter is a contract for the use of a vessel for a specific voyage in which the vessel owner pays substantially all of the vessel voyage costs and operating costs. A contract of affreightment is a form of voyage charter in which the owner agrees to carry a specific type and quantity of cargo in two or more shipments over an agreed period of time. Accordingly, for equivalent profitability, charter income under a voyage charter would be greater than that under a time charter to take account of the owner’s payment of the vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net operating revenues by the number of days on charter. Days spent offhire are excluded from this calculation.

As at December 31, 2003, 2002 and 2001, 29, 35 and 24, respectively, of our vessels operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services. The following table sets forth the average daily TCEs earned by our tanker fleet over the last three years:

	Year Ended December 31,
	2003	2002	2001
	(dollars per day)

VLCC	40,400	22,200	34,600
Suezmax	33,500	18,400	30,600
Suezmax OBO	32,000	17,700	28,900

Operating costs are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance.

Administrative expenses are composed of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees and other general administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance. In 2002 and 2001, administrative expenses also included administrative costs associated with the Frontline’s participation in Tankers International LLC, or Tankers, a pooling arrangement for the commercial operation of the VLCCs of Frontline and five other VLCC operators, entered into in December of 1999. Frontline withdrew from the pool in July of 2002 and these costs ceased in the second half of 2002.

Depreciation, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels Ship Finance owns. Ship Finance depreciates the cost of its vessels, less their estimated residual value, over their estimated useful life on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Interest expense in the combined financial statements relates to vessel specific debt facilities of Ship Finance’s subsidiaries and to corporate debt that has been allocated to Ship Finance.  Interest expense depends on Ship Finance’s overall borrowing levels and may significantly increase when it acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding.  Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. As at December 31, 2003, all of Ship Finance’s debt was floating rate debt.  Ship Finance may enter into interest rate swap arrangements if it believes it is advantageous to do so.  As at December 31, 2003, certain of Ship Finance’s subsidiaries had Yen denominated debt and charters denominated in Yen, which expose it to exchange rate risk. As at December 31, 2003 and 2002, Ship Finance had Yen denominated debt in subsidiaries of Yen 9.6 billion and Yen5.1 billion respectively.

Although inflation has had a moderate impact on Ship Finance’s vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. In addition, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Factors Affecting Our Future Results

Principal factors that are expected to affect Ship Finance’s future results of operations and financial position include:

•                                          the earnings of its vessels under time charters to the Charterer;

•                                          the amount it receives under the profit sharing arrangement with the Charterer;

•                                          the earnings and expenses related to any additional vessels that Ship Finance acquires;

•                                          vessel management fees;

•                                          administrative expenses; and

•                                          interest expense.

Initially, Ship Finance’s future revenues will derive primarily from its long term, fixed rate time charters with the Charterer. All 46 vessels that Ship Finance has acquired from Frontline are chartered to the Charterer under long term charters, described under “Business - Charter Arrangements.” In addition, beginning with the final 11-month period in 2004 and for each calendar year thereafter, the Charterer will pay Ship Finance a profit sharing payment if its vessels’ earnings exceed certain amounts.

Ship Finance’s future expenses will consist primarily of vessel management fees, administrative expenses and interest expense. With respect to vessel management fees, Ship Finance’s vessel owning subsidiaries have entered into fixed cost management agreements with Frontline Management under which Frontline Management will be responsible for all technical management of the vessels, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes and other vessel operating and voyage expenses. Each of these subsidiaries pay Frontline Management a fixed fee of $6,500 per day per vessel for all of the above services.

Ship Finance has entered into an administrative services agreement with Frontline Management under which Frontline Management provides Ship Finance with administrative support services such as the maintenance of its corporate books and records, the preparation of tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to Ship Finance’s vessels, payroll services, legal services, and other non-vessel related administrative services.  Ship Finance and its vessel owning subsidiaries pay Frontline Management a fixed fee of $20,000 each per year for its services under the agreement, and reimburse Frontline Management for reasonable third party costs, if any, advanced on its behalf by Frontline, including directors fees and expenses, shareholder communications and public relations, registrars, audit, legal fees and listings costs. Ship Finance currently does not have its own employees.

Other than the interest expense associated with Ship Finance’s notes, the amount of its interest expense will be dependent on the same factors set forth above as to Frontline’s historic incurrence of interest expense. Ship Finance has a $1.058 billion secured six-year credit facility with a syndicate of financial institutions.  This credit facility provided Ship Finance with a portion of the capital required to complete the acquisition of the Vessel Interests and to refinance related secured indebtedness. Ship Finance has entered into interest rate swaps to fix the interest on $500.0 million of the borrowings under this facility for a period of five years at an average rate of 3.4%.

Change in Accounting Policies

In 2001, Ship Finance changed its accounting policy for drydockings to the “expense as incurred” method, whereby drydocking expenses are recognized when they take place. Prior to 2001, provisions for future drydockings were accrued and charged as an expense on a pro-rata basis over the period to the next scheduled vessel drydocking. The “expense as incurred” method is considered by management to be more reliable as it eliminates the uncertainty associated with estimating the cost and timing of future drydockings. The cumulative effect of this change in accounting principle is shown separately in the combined statements of operations for the year ended December 31, 2001 and resulted in a credit to income of $24.5 million in 2001. The cumulative effect of this change as of January 1, 2001 on the combined balance sheet was to reduce total liabilities by $24.5 million.

In June 2001, the FASB approved Statement of Financial Accounting Standard, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” As of January 1, 2002, Ship Finance adopted SFAS No. 142, “Goodwill and Other Intangible Assets” and recorded an impairment charge of $14.1 million for the unamortized goodwill on that date that is shown separately in the combined statement of operations as a cumulative effect of change in accounting principle. The valuation of the fair value of the reporting unit used to assess the recoverability of goodwill, was a combination of independent third party valuations and the quoted market price of Frontline’s shares.

As of January 1, 2001, Ship Finance adopted SFAS No. 133, “Accounting for Derivatives and Hedging Activities.” Certain hedge relationships met the hedge criteria prior to SFAS 133, but do not meet the criteria for hedge accounting under SFAS 133. Ship Finance adopted SFAS 133 in the first quarter of fiscal year 2001 and upon initial adoption recorded certain transition adjustments resulting in recognizing the fair value of its derivatives as assets of $0.4 million and liabilities of $0.7 million. Ship Finance recognized a gain of $0.2 million in income and a charge of $0.5 million made to other comprehensive income. On January 1, 2002, Ship Finance discontinued hedge accounting for two interest rate swaps previously accounted for as cash flow hedges. This resulted in a balance of $4.9 million being frozen in accumulated other comprehensive income as at that date and this will be reclassified to the income statement over the life of the underlying instrument.

Recently Issued Accounting Standards

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued Interpretation 46 Revised, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be combined by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both.  The consolidation requirements of Interpretation 46 apply in the first fiscal year or interim period ending after December 15, 2003 to variable interest entities created after January 31, 2003.  The consolidation requirements apply in the first fiscal year or interim period ending after December 15, 2003 for “Special Purpose Entities” created before January 31, 2003.  The consolidation requirements apply in the first fiscal year or interim period ending after March 15, 2004 for other entities created before January 31, 2003.  Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

Ship Finance has an option to purchase the VLCC Oscilla on or before the expiry of a five-year time charter, which commenced in March 2000.  Oscilla is owned and operated by an unrelated entity, Seacrest Shipping Ltd. (“Seacrest”).  If Ship Finance had exercised its option at December 31, 2003, the cost to Ship Finance of the Oscilla would have been approximately $42.3 million and the maximum exposure to loss is $17.4 million, representing amounts outstanding from Seacrest of $9.0 million and the carrying value of the option of $8.4 million.  At December 31, 2003, Seacrest had total indebtedness of $36.0 million (including $9.0 million due to Ship Finance) and JPY674.6 million (equivalent to $6.3 million) and the fair value of the vessel Oscilla was $78.5 million.

Critical Accounting Policies

The preparation of the combined financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of its combined financial statements and the reported amounts of revenues and expenses during the reporting period.  The following is a discussion of the accounting policies applied by Ship Finance that are considered to involve a higher degree of judgment in their application. See Note 2 to our combined financial statements for details of all of Ship Finance’s material accounting policies.

Carve out of the Financial Statements of Frontline

For the years ended December 31, 2003, 2002 and 2001, Ship Finance’s combined financial statements presented herein have been carved out of the financial statements of Frontline.

Frontline is a shipping company with activities that include the ownership and operation of oil tankers and dry bulk carriers as well as leasing in vessels and participation in tanker owning joint venture arrangements. Frontline is also involved in the purchase and sale of vessels. Where Frontline’s assets, liabilities, revenues and expenses relate to the specific Vessel Interests, these have been identified and carved out for inclusion in Ship Finance’s combined financial statements. Frontline’s shipping interests and other assets, liabilities, revenues and expenses that do not relate to the Vessel Interests have been identified and not included in the combined financial statements. The preparation of the combined financial statements requires the allocation of certain assets and liabilities and expenses where these items are not identifiable as related to one specific activity.  Administrative overheads of Frontline that cannot be related to a specific vessel have been allocated based on the number of vessels in Ship Finance compared with the number in Frontline’s total fleet.  Management has deemed the related allocations are reasonable to present the financial position, results of operations, and cash flows of Ship Finance.  Management believes the various allocated amounts would not materially differ from those that would have been achieved had Ship Finance operated on a stand-alone basis for all periods presented. The financial position, results of operations and cash flows of Ship Finance are not necessarily indicative of those that would have been achieved had Ship Finance operated autonomously for all years presented as Ship Finance may have made different operational and investment decisions as a company independent of Frontline.

Revenue Recognition

Revenues are generated from freight billings, contracts of affreightment, time charter and bareboat charter hires. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized ratably over the estimated duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimated results of the voyage recorded as at the reporting date.

The operating revenues and voyage expenses of the vessels operating in the Tankers pool, and certain other pool arrangements, are pooled and net operating revenues, calculated on a TCE basis, are allocated to the pool participants according to an agreed formula. The same revenue and expenses principles stated above are applied in determining the pool’s net operating revenues.

Vessels and Depreciation

The cost of Ship Finance’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives.  Management estimates the useful life of the vessels to be 25 years.  This is a common life expectancy applied in the shipping industry. Effective in April 2001, the International Maritime Organization, or IMO, implemented new regulations that result in the accelerated phase out of certain non-double hull vessels.

In December 2003, the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will take effect in April 2005 unless objected to by a sufficient number of states. As a result, Ship Finance has re-evaluated the estimated useful lives of its single hull vessels and determined this to be the earlier of 25 years or the vessel’s anniversary date in 2015, resulting in the reduction of the estimated useful lives of thirteen of the Company’s vessels in the fourth quarter of 2003. This reduction has resulted in an annualized increase in depreciation expense of $4.4 million effective from October 1, 2003.

If the estimated economic useful life is incorrect, or circumstances change and the estimated economic useful life has to be revised, an impairment loss could result in future periods. Ship Finance will continue to monitor the situation and revise the estimated useful lives of its non-double hull vessels as appropriate when new regulations are implemented.

Ship Finance’s vessels are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In assessing the recoverability of the vessels’ carrying amounts, Ship Finance must make assumptions regarding estimated future cash flows. These assumptions include assumptions about the spot market rates for vessels, the revenues the vessel could earn under time charter, voyage charter or bareboat charter, the operating costs of the vessels and the estimated economic useful life of the vessels.  In making these assumptions, Ship Finance refers to historical trends and performance as well as any known future factors.  Factors Ship Finance considers important that could effect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of its vessels and significant negative industry or economic trends.  If Ship Finance’s review indicates impairment, an impairment charge is recognized based on the difference between carrying value and fair value. Fair value is typically established using an average of three independent valuations.

Variable Interest Entities

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. A variable interest entity is a legal entity that lacks either (a) equity interest holders as a group that lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity’s residual risks and rewards or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. Interpretation 46 requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual return or are exposed to a majority of its expected losses.

In December 2003, the FASB issued FASB Interpretation 46(R), Consolidation of Variable Interest Entities. FIN 46(R) replaces FIN 46 and clarifies the accounting for interests in variable interest entities.

In applying the provisions of Interpretation 46(R), Ship Finance must make assumptions in respect of, but not limited to, the sufficiency of the equity investment in the underlying entity. These assumptions include assumptions about the future revenues, operating costs and estimated economic useful lives of assets of the underlying entity.

Ship Finance initially applied the provisions of Interpretation 46(R) to all special purpose entities and other entities created after January 31, 2003 on December 31, 2003. This application has not had a material impact on the results of operations or financial position of Ship Finance.  In accordance with the requirements of Interpretation 46(R),

Ship Finance will initially apply its provisions to entities that are not considered to be special purpose entities that were created before January 31, 2003 as of March 31, 2004.

Results of Operations - Predecessor

Year ended December 31, 2003 compared with the year ended December 31, 2002

Total operating revenues increased by 90% to $695.1 million in 2003 from $365.2 million in 2002. Time charter equivalent revenues increased by 102% to $546.5 million in 2003 compared with $271.2 million in 2002. In 2002, Ship Finance took delivery of four wholly owned double hull VLCCs, which are included for the entire 2003 period. However, this increase primarily reflects the strong earnings in the tanker market in the 2003 period. The average daily TCEs earned by Ship Finance’s VLCCs, Suezmax tankers, and Suezmax OBO carriers in 2003 were $40,400, $33,500 and $32,000, respectively, compared with $22,200, $18,400 and $17,700, respectively, in 2002. This increase in average daily TCEs is in line with the overall increase in operating revenues that we have experienced during 2003.

Spot voyage charters represented 88% and 85% of Ship Finance’s time charter equivalent revenues in 2003 and 2002 respectively. Accordingly, Ship Finance’s revenues are significantly affected by the prevailing spot rates in the markets in which the vessels operate. Traditionally, spot market rates are highly volatile and are determined by market forces such as worldwide demand, changes in the production of crude oil, changes in seaborne and other transportation patterns including changes in the distances that cargoes are transported, environmental concerns and regulations and competition from alternative sources of energy.  Fiscal year 2003 started with extremely strong charter rates which were mainly driven by factors such as the strike in Venezuela which resulted in longer haul imports, a cold winter in the northern hemisphere resulting in increased demand for heating oil and increased consumption in the Far East especially China, all of which have resulted in spot market rates being significantly stronger than in 2002.  Oil demand for 2003 experienced its strongest growth in 15 years with an increase of approximately 3.5% for the 2003 calendar year.

Voyage expenses and commission increased by 58% from $94.0 million in 2002 to $148.5 million in 2003. This increase is primarily as a result of the withdrawal of Frontline from participation in the Tankers International LLC pool in July 2002. Under the pool arrangement, voyage costs and commission for vessels entered in the pool were borne by the pool. After Frontline’s withdrawal from the pool these costs were borne by Frontline. The increase also reflects increased commissions due to increased operating revenues.

Vessel operating expenses, which include drydocking costs, have remained steady, increasing marginally by 0.8% to $82.0 million in 2003 from $81.4 million in 2002. The average daily operating costs, including drydockings, of Ship Finance’s VLCCs, Suezmax tankers and Suezmax OBO carriers were $6,318, $5,578 and $5,466 respectively, compared with $7,211, $5,972 and $5,711 respectively, in 2002. VLCC rates have reduced primarily as a result of a decrease in the number of VLCCs drydocked in the year from four in 2002 to two in 2003.

Depreciation and amortization increased 10% to $106.0 million in 2003 to $96.8 million in 2002. The increase primarily relates to a full year’s depreciation being included in 2003 for the four vessels delivered in 2002. Effective October 1, 2003, Ship Finance re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel’s anniversary date in 2015 whichever came first. As a result, the estimated useful life of thirteen of its vessels was reduced resulting in an increase in depreciation expense of $1.1 million in the fourth quarter of 2003 ($4.4 million on an annualized basis).

Administrative expenses increased 40% to $9.7 million in 2003 from $6.9 million in 2002 primarily as a result an increase in costs recognized in relation to Frontline’s employee share option plan along with increased legal costs incurred by the Company.

Net interest expense for 2003 was $29.3 million, a decrease of 13% compared with $33.6 million in 2002. Interest income decreased 31.1% to $5.9 million in 2003 from $8.5 million in 2002 mainly due to a decrease in interest income from loans to associated companies. This is as a result of reductions in our average total interest bearing loans to associated companies in 2003. Interest expense decreased to $35.1 million in 2003 from $42.1 million in 2002. At December 31, 2003, Ship Finance had $991.6 million of floating rate debt and the decrease in the interest expense reflects the benefit of lower interest rates in the 2003 period along with reduced debt in the year.

The share in result of associated companies increased from a loss $10.1 million in 2002 to earnings of $22.1 million in 2003. The increase is due to a combination of the strength of tanker earnings in 2003 compared with 2002 and foreign currency exchange losses recognized in associated companies with Yen denominated long term debt in 2002. In the year ended December 31, 2003, Ship Finance recorded an impairment charge of $5.2 million related to the other-than-temporary decline in value of its investments in Golden Lagoon Corporation and Ichiban Transport

Corporation. This impairment charge was triggered by signing agreements on June 25, 2003 for the sale of Ship Finance’s investments for proceeds which were less than book value of those investments.

Ship Finance incurred a foreign currency exchange loss of $10.4 million in 2003 compared with a loss of $5.6 million in 2002. Foreign exchange gains and losses arise primarily on the Yen debt in certain subsidiaries. In the 2003, the Yen strengthened against the U.S. dollar from Yen118.54 at December 31, 2002 to Yen107.1 at December 31, 2003. At December 31, 2003, Ship Finance had Yen debt of Yen9.6 billion, compared with Yen5.1 billion at December 31, 2002.

Other financial items have increased from a charge of $4.5 in 2002 million to income of $3.6 million in 2003. In both years, other financial items consisted primarily of market value adjustment on interest rate swaps following the adoption of SFAS No. 133 on January 1, 2001.

Year ended December 31, 2002 compared with the year ended December 31, 2001

Total operating revenues decreased by 25% to $365.2 million in 2002 from $486.7 million in 2001. Time charter equivalent revenues decreased by 34% to $271.2 million in 2002 compared with $411.5 million in 2001. In 2002, the Ship Finance delivery of four wholly owned double hull VLCCs. The decrease reflects the significantly weaker tanker charter market in 2002 compared with 2001. The annual average daily TCEs earned by the Ship Finance’s VLCCs, Suezmax tankers, and Suezmax OBO carriers for 2002 were $22,200, $18,400 and $17,700, respectively, compared with $34,600, $30,600 and $28,900, respectively, in 2001. Spot voyage charters represented 85% and 92% of Ship Finance’s time charter equivalent revenues in 2002 and 2001 respectively. The tanker market weakened significantly in the first half of 2002 mainly as a result of the influence of a global economic recession that began in 2001; the lingering effects on September 11 on the airline industry and the quota cuts imposed by OPEC which resulted in an increase in short haul imports.  Market conditions improved in the last quarter of 2002 as demand for oil increased due to factors such as a colder than normal winter, a gradual global economic recovery and the shutdown of nuclear power plants in Japan resulting in increased consumption of fossil fuels.

Voyage expenses and commission increased by 25% from $75.2 million in 2001 to $94.0 million in 2002. This increase is primarily as a result of the withdrawal of Frontline from participation in the Tankers International LLC pool in July 2002. Under the pool arrangement, voyage costs and commission for vessels entered in the pool were borne by the pool.  After Frontline’s withdrawal from the pool these costs were borne by Frontline.

Vessel operating expenses, which include drydocking costs, decreased 4% to $81.4 million from $85.1 million in 2001. This decrease was a result of a cost saving initiative. The average daily operating costs, including drydockings, of Ship Finance’s VLCCs, Suezmax tankers and Suezmax OBO carriers were $7,211, $5,972 and $5,711 respectively, compared with $7,012, $6,049 and $8,883, respectively, in 2001. In 2002, 11 of the vessels went into drydock compared with 15 in 2001. The decrease in daily operating costs for the Suezmax OBO carriers was a result of seven out of the eight vessels having been drydocked in 2001.

Administrative expenses decreased 1% to $6.9 million in 2002 from $7.0 million in 2001. A reduction in non-cash charges in connection with employee stock options offset expenses for an increased number of Frontline employees.

Depreciation and amortization increased 9% from $88.6 million in 2001 to $96.8 million in 2002. The increase relates to the acquisition of four new vessels in 2002 and the impact for a full year of the reduced expected useful life for one of the vessels following the implementation of IMO regulations in 2001.

Net interest expense for 2002 was $33.6 million, a decrease of 38% compared with $54.5 million in 2001. Interest expense decreased from $58.9 million in 2001 to $42.1 million in 2002. At December 31, 2002 Ship Finance had $1,104.0 million of floating rate debt and the decrease in the interest expense reflects the benefit of lower interest rates throughout 2002.

The share in result of associated companies decreased from earnings of $14.3 million in 2001 to a loss of $10.1 million in 2002. Certain of the associated companies in which Ship Finance has investments have Yen denominated long term debt. In 2002 the loss was due to a combination of lower revenues and the strengthening of the Yen against the U.S. dollar with the resulting unrealized loss included with the share in results of associated companies.

Ship Finance incurred a foreign currency exchange loss of $5.6 million in 2002 compared with a gain of $6.2 million in 2001, as a result of the strengthening of the Yen against the U.S. dollar from ?131.14 at December 31, 2001 to ?118.54 at December 31, 2002. At December 31, 2002, the Company had Yen debt of Yen 5.1 billion, compared with Yen5.6 billion at December 31, 2001.

The charge for other financial items decreased from $9.1 million in 2001 to $4.5 million in 2002. In both years, other financial items consisted primarily of market value adjustment on interest rate swaps following the adoption of SFAS No. 133 on January 1, 2001. These mark to market valuation adjustments were $3.3 million and $8.6 million for 2002 and 2001, respectively.

Ship Finance adopted FAS 142 effective January 1, 2002 and recognized an impairment loss on goodwill of $14.1 million that is shown separately in the consolidated statement of operations as a cumulative effect of change in accounting principle. Net income for 2002 before the cumulative effect of change in accounting principle was $32.2 million.

Results of Operations - Stand Alone Basis

Administrative expenses consist of initial start up costs incurred by Ship Finance.

Interest income consists of interest accruing on the net proceeds from the offering.

Interest expense consists of interest accruing on Ship Finance’s issue of $580 million of 8.5% Senior Notes due 2013 together with amortization of capitalized fees associated with its offering.

Liquidity and Capital Resources

Ship Finance operates in a capital intensive industry and has historically financed its purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Ship Finance’s liquidity requirements relate to servicing its debt, funding the equity portion of investments in vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Revenues from time charters and bareboat charters are received monthly or fortnightly in advance, while revenues from voyage charters are received upon completion of the voyage.

Ship Finance’s funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for the company’s requirements.  Cash and cash equivalents are held primarily in U.S. dollars, with some balances held in Japanese Yen, British Pound and Norwegian Kroner.

As of December 31, 2003 and 2002, Ship Finance had cash and cash equivalents of $26.5 million, and $20.6 million, respectively. Ship Finance generated cash from operations of $415.5 million in 2003 compared with $115.7 million in 2002 and $307.2 million in 2001.  Net cash used in investing activities in 2003 was $51.6 million compared with net cash used in investing activities of $261.8 million in 2002 and $271.9 million in 2001.  In 2003, investing activities related primarily to $70 million in funding payments to the various investments in associated companies, in addition to $17 million received as proceeds from the sale of investments in associated companies.  In 2002, Ship Finance’s investing activities related to the acquisition of four VLCC’s for an amount totaling $249.3 million.  In 2001, investing activities consisted primarily of payments for three VLCC acquisitions, totaling $210.0 million.

Cash used in financing activities was $358.0 million at December 31, 2003 compared with cash provided by financing activities of $140.7 million in 2002 and cash used in financing activities of $24.5 million at December 31, 2001.  In 2003 there were $178.2 million in principal repayments on long term debt compared to principal repayments of $126.7 million and $228.7 million proceeds from long term debt in 2002.  In 2001 there were proceeds from long term debt of $164.6 million and repayments of long term debt of $129.2 million.  In 2003 there was a net reduction of $178.8 million in the amount due to parent company compared with an increase of $41.4 million in 2002 and a decrease of $59.5 million in 2001.

In July, 2003 Ship Finance disposed of it interests in Golden Lagoon Corporation and Ichiban Transport Corporation for proceeds of $17 million.

In June 2003, Ship Finance acquired the remaining 50% of the shares in Golden Tide Corporation for $9.5 million.

In July 2002, Ship Finance acquired a 33% interest in a joint venture, which acquired a 2002-built VLCC for approximately $78.5 million. At the same time, $52.5 million of bank financing was secured for the joint venture.

In 2002, Ship Finance took delivery of four vessels: Front Serenade; Front Stratus; Front Page; and Front Falcon.  In March 2002 Ship Finance obtained bank financing for a total sum of $150 million for the Front Serenade, Front Stratus and Front Falcon.  In August 2002, Ship Finance obtained bank financing for a total sum of $50 million for Front Page.

In February 2001, Ship Finance acquired a 50.1% interest in a joint venture, which acquired a VLCC built in 1993 for approximately $53.0 million. At the same time, $35 million of financing was secured for this joint venture.

In 2001, Ship Finance took delivery of three vessels that were acquired through the exercise of purchase options; Front Commerce; Front Comanche; and Opalia.  In April 2001, Ship Finance obtained bank financing for Front Commerce, for a total amount of $55 million.  In May 2001, Ship Finance obtained bank financing for a total sum of $59 million for the Front Comanche and in July 2001, obtained bank financing for a total sum of $50 million for Opalia.

Ship Finance had total long term debt outstanding of $991.6 million at December 31, 2003 compared with $1,106.8 million at December 31, 2002 and $1,000.5 million at December 31, 2001. As of December 31, 2003, all of company’s debt was floating rate debt. Ship Finance is exposed to various market risks, including interest rates and foreign currency fluctuations. Ship Finance uses floating-to-fixed interest rate swaps to manage interest rate risk. The interest rates swaps are used solely to hedge interest flow Ship Finance’s debt portfolio and are not used for speculative purposes.  As at December 31, 2003, Ship Finance’s interest rate swap arrangements effectively fixed its interest rate exposure on $152.6 million of floating rate debt (2002 $327.7 million, 2001 362.8 million). The interest rate swap agreements expire between January 2006 and August 2008.

At December 31, 2003, Ship Finance, on a predecessor combined carve-out basis, had outstanding debt of $991.6 million which is repayable as follows:

December 31, 2003 (dollars in thousands)

2004	141,522

2005	230,993

2006	205,044

2007	111,543

2008 and later	302,508

Total debt	$991,610

Ship Finance believes that its cash flow from the charters will be sufficient to fund its anticipated debt service and working capital requirements for the short and medium term. To the extent it determines to acquire additional vessels, it may consider additional borrowings, and equity and debt issuances. Ship Finance’s long-term liquidity requirements include repayment of the balance of its secured credit facility in 2010 and repayment of its issue of 8.5% Senior Notes in 2013. Ship Finance may require additional borrowings or issuances of equity in the long-term to meet these requirements.

As of December 31, 2003 Ship Finance on a stand-alone basis had cash and cash equivalents of $565.5 million. This amount represents the net proceeds from its issue of 8.5% Senior Notes due 2013.

Ship Finance on a stand-alone basis had total long term debt outstanding of $580.0 million at December 31, 2003 which consists of its issue of 8.5% Senior Notes due 2013. Ship Finance expects interest expense on the notes to amount to $49.3 million per year and amortization of related capitalized fees and expenses to amount to approximately $1.7 million per year.

On January 1, 2004, Ship Finance’s agreements with the Charterer and the management agreements and administrative services agreements that it entered into on December 11, 2003 became effective. Under these agreements, Ship Finance is contracted to make and receive amounts that will impact its future liquidity requirements. Based upon its current fleet of 46 vessels, and including the additional VLCC under option from January 1, 2005, Ship Finance estimates that it will receive approximately $385.9 million under these contracts in 2004 and will be required to pay approximately $110.9 million during the same period. In February 2004, Ship Finance completed the refinancing of the existing senior secured indebtedness with a $1.058 billion senior secured credit facility. This facility bears interest at LIBOR plus 1.25% payable quarterly in arrears and may be prepaid without penalty. The principal amortization schedule in respect of our senior secured credit facility, assuming that it is fully drawn upon, will be as follows:

Year	Amount (dollars in millions)

2004	$93.7

2005	93.7

2006	93.7

2007	93.7

2008	93.7

2009	89.8

At maturity in 2010	499.7

Contractual Commitments

At December 31, 2003, on a predecessor combined carve-out basis, Ship Finance had the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
	In thousands of $
Borrowings	141,522	230,993	316,587	302,508	991,610

Total contractual cash obligations	141,522	230,993	316,587	302,508	991,610

At December 31, 2003, on a stand alone basis, Ship Finance had no contractual commitments other than those relating to its agreement to purchase the Vessel Interests from Frontline and its issue of $580.0 million 8.5% Senior Notes due 2013. These commitments are discussed in “Overview” above.

Following the drawdown of the $1.058 billion senior secured credit facility as discussed above, Ship Finance has the following contractual obligations and commitments:

	Payment due by period
	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
	In thousands of $
Borrowings	93,700	93,700	187,400	1,263,200	1,638,000

Total contractual cash obligations	93,700	93,700	187,400	1,263,200	1,638,000

INDUSTRY

The discussion of tanker industry statistics and charts under this heading have been complied by P.F. Bassøe AS & Co., which has confirmed to us that they accurately describe the international tanker market, subject to the availability and reliability of the data supporting the statistical and graphical information presented.  P.F. Bassøe AS & Co.’s methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

Overview

The tanker industry provides crude oil transportation between oil producing and consuming nations. Almost one-half of the world’s crude oil production is transported by sea. There are primarily two types of operators that provide international seaborne oil and petroleum products transportation services: major integrated oil companies with captive fleets (both private and state-owned) and independent shipowners. Both types of operators transport oil under short term contracts (including single voyage spot charters) and long term time charters with oil companies, oil traders, petroleum product producers and government agencies. The oil companies use their fleets to transport their own oil as well as to transport oil for third party charterers in direct competition with independent shipowners in the tanker charter market.

Since the latter half of the 1990s, the market situation for tanker owners has improved significantly. Several factors have contributed to this improvement. Increased focus on vessel quality has been a main driver. Long seen as a commodity market with little degree of differentiation between vessels and owners, the industry began to change during the 1990s. This process was triggered by the Exxon Valdez incident in 1989, which began the movement towards double hull vessels and tighter industry regulations, including OPA. The emergence of vessels equipped with double hulls represented a differentiation in vessel quality and enabled such vessels to command higher rates in the spot charter markets. The effect has been a shift in major charterers’ preference towards greater use of double hulls and, therefore, more difficult trading conditions for older single hull vessels. These changes are reflected in the sharp increase in scrapping of older vessels during periods of weaker market conditions in recent years. As a result, the net increase in transportation capacity for Suezmax tankers and VLCCs has been low during this period.

Types of Tankers

The oil tanker fleet is generally divided into six major categories of vessels, based on carrying capacity. To minimize the cost of shipping, tanker charterers transporting crude oil will typically charter the largest vessel that meets the specific port and canal size restrictions for the voyage. The six types of vessels, categorized according to their size in dwt, are:

•                  ULCCs of approximately 320,000 dwt or more;

•                  VLCCs of approximately 200,000 to 320,000 dwt;

•                  Suezmax tankers of approximately 120,000 to 200,000 dwt;

•                  Aframax tankers of approximately 80,000 to 120,000 dwt;

•                  Panamax tankers of approximately 50,000 to 80,000 dwt; and

•                  Small tankers (such as Handysize) of less than approximately 50,000 dwt.

World Crude Oil Tanker Fleet by Type of Vessel

ULCCs and VLCCs provide the most efficient means of long haul transportation, and mainly transport oil from the Arabian Gulf to Western Europe, the United States and Asia. According to P.F. Bassøe, as of October 31, 2003, the cargo capacity of ULCCs and VLCCs represented approximately 55% of the world’s crude oil tanker fleet above 80,000 dwt.

Suezmax tankers engage in long- and medium-haul crude oil trades, such as from West Africa and the North Sea to the United States. Aframax vessels generally engage in both medium- and short-haul trades and carry crude oil or petroleum products. As of October 31 2003, data from P.F. Bassøe shows that the cargo capacity of Aframax and Suezmax tankers represented approximately 24% and 20%, respectively, of the total world crude oil tanker fleet over 80,000 dwt. Unlike smaller vessels, Aframax and Suezmax vessels are large enough to allow them to benefit from economies of scale in some regional markets. They also have access to a wide range of ports, many of which are not accessible by larger vessels such as ULCCs and VLCCs, and are particularly well-suited for trading in regional markets, including the Atlantic basin.

Panamax and smaller tankers mostly transport petroleum products in short- to medium-haul trades.

Besides tankers, oil/bulk/ore (OBO) carriers are vessels which are capable of carrying either crude oil or dry bulk cargoes. As a result of being able to transport more than one type of cargo, OBOs can have a higher utilization and charter rates over a similar size tanker. Frontline’s OBO vessels are similar in size to Suezmax tankers.

Tanker Demand Drivers

Overview

Tanker demand is derived from a combination of factors, including world oil supply and demand, and the geographic locations of oil production, refinement and consumption. Tanker demand is generally expressed in “ton-miles” and is measured as the product of (1) cargo volume, usually measured in metric tons, and (2) the distance over which this oil is transported.

Tanker demand is a function of global trends in oil consumption and oil production, with a particular emphasis on the geographic location of both the consumers and the producers. Consumption and production trends are in turn influenced by a combination of economic growth, oil prices, weather conditions and long term geological profiles. Tonnage of oil shipped is also influenced by the cost and availability of transportation alternatives such as pipelines.

Oil Demand

Oil demand has grown at a compound annual growth rate of 1.5% over the past ten years. In addition, oil demand has consistently grown every year for over 40 years, except for two periods: 1974 to 1975 and 1980 to 1983. Demand growth was weak in the early part of this decade following the sharp increase in oil prices since 1999 and the ensuing recession in industrialized countries. During the past year growth has increased, led by strong economic performance in China and the recovery in the United States. The International Energy Agency, or IEA, recently upgraded its outlook for global demand growth through 2004. The IEA expects world oil demand to increase by 1.3 million barrels per day (mbd), or 1.7%, in 2003 and 1.0 mbd, or 1.4%, in 2004. Longer-term, the IEA expects global oil demand to grow at an overall rate of 1.6% per year. Growth in the mature OECD regions is expected to be less than 1.0% per year while growth in the emerging Asian economies is expected to be between 3.0% and 4.0% per year. Given that the region is a net importer on oil, we expect this trend to result in increased tanker demand.

Oil production and reserves

There are significant differences in reserves, geological profiles, and production costs in the various oil producing regions of the world. While swings in oil prices, technological advances and government energy policies can influence production trends in the short- to medium-term, the level of oil reserves will ultimately determine production trends in the long term.

Countries in the Middle East have nearly twice the proved reserves of all of the other countries combined, which will continue to drive long- and medium-haul seaborne transportation.

World oil production is expected to reach approximately 79 mbd in 2003. OPEC countries located in the Middle East are expected to supply approximately 28% of this volume. Given the dominance of world oil reserves located in this region, this share is expected to grow in coming years as oil fields in other parts of the world gradually reach maturity and begin a process of natural decline. The length of transportation distances between the Middle East and consuming areas means that such a trend would boost ton-miles and would be beneficial for tanker demand.

Seaborne Transportation of Crude Oil

Seaborne transportation of oil has grown on average by 2.7% per year over the past decade, which is nearly twice as fast as the rate of growth in oil demand over the same period. The higher rate of growth for seaborne oil trade illustrates that while total trade is roughly 60% of total oil demand, virtually all of the increase in consumption from year to year has to be transported. In addition, crude oil production in some consuming regions has fallen.

Major consumers, producers, importers and exporters of oil

The United States is the largest consumer and importer of oil, and China is the fastest growing importer of oil. The Middle East and the former Soviet Union, or FSU, are the largest producers and, together with the North Sea, the largest exporters of oil, making them the primary drivers of long- and medium-haul seaborne transportation. The FSU is the fastest growing exporter of crude oil and generates demand for medium-haul transportation.

Crude Oil Trading Patterns

The distance over which oil is transported by sea reflects prevailing seaborne trading and distribution patterns. These patterns are in turn a function of the optimal economic distribution of that production for refining and consumption, as dictated by, among other things, the level of spot and forward oil prices, the price between different crude oil qualities, refining margins and freight rates. Seaborne trading patterns also are influenced by geopolitical events that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by global oil supply and demand imbalances. The Middle East is the only region in the world that holds significant volumes of excess oil production capacity. Production volumes from this region fluctuate in line with OPEC’s attempts to keep world oil prices within OPEC’s desired price range of $22 to $28 per barrel. Because the Middle East is the main loading area for VLCCs, these output swings have a direct and significant bearing on the VLCC freight market.

Crude Oil Inventories

The level of oil inventories is an important element of tanker demand because it indicates the available cushion in the oil industry to absorb unexpected events. Typically, low inventories will raise the importance of tanker transportation in providing incremental supply to meet higher oil demand or shortfalls in production. Currently, U.S. commercial oil inventories (crude and products) are near their five year lows and OECD commercial oil inventories are in the bottom half of their five year range at approximately 960 and 2,590 million barrels, respectively. This decrease has taken place over a protracted period and reflects both major oil companies’ drive to reduce capital employed as well as OPEC’s desire for higher oil prices. The result for the tanker industry has been that its role in the supply logistics of the oil market has increased. As of September 30, 2003, the OECD inventory level was approximately 50 million barrels, or 2% below its five-year average and as of November 14, 2003 the United States inventory level was approximately 54 million barrels, or 5% below its five year average.

Demand for oil fluctuates with the different seasons and in response to price swings and unforeseen events. As inventory levels have declined, producers with excess capacity have been relied upon to balance such swings. These producers are mainly located in the Middle East and are net exporters of oil, which means demand for tankers increasingly has become a part of such fluctuations.

Continued low inventories would in all likelihood result in continued volatility in tanker rates as demand for tonnage responds to swings in regional oil balances. A general increase in inventory levels would likely reduce this volatility but would involve a period of above-trend tanker demand.

Tanker Supply Drivers

Overview

The supply of tankers increases with deliveries of newbuildings, and decreases with scrapping of older vessels and loss of tonnage as a result of casualties and conversion of vessels to other uses, such as floating production and storage facilities. A tanker’s size is measured in dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. The supply of tankers is measured both in the number of vessels and in aggregate dwt.

Newbuildings

Typically, newbuildings are delivered 18 months after they are ordered, depending on the available capacity of the shipyard. Shipyard capacity for 2004, 2005 and part of 2006 has already been committed and, as a result, a large tanker ordered today is unlikely to be delivered until 2007.

Scrapping

Vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain it in-class. A vessel is deemed to be “in-class” if the surveyors of a classification society determine that the vessel conforms to the standards and rules of that classification society. In many cases, particularly when tankers reach 25 years of age, the costs of conducting the special survey and performing associated repairs, such as the replacement of steel plate, in order to maintain a vessel in-class may not be economically efficient. Customers, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel’s seaworthiness, and vessels must be certified as in-class in order to continue to trade (i.e., to be admitted to ports worldwide). In addition, regulations set by the IMO impose significant restrictions on tankers trading beyond 25 years of age.

Scrapping of most of the vessels delivered in the mid-1970s, as they near the end of their useful lives, in conjunction with customers’ preference for younger vessels, has changed the tanker business in recent years and is expected to continue to do so during the next several years. Factors affecting the amount of tonnage scrapped include market conditions and second hand vessel values in relation to scrap prices. Scrap prices are currently at a modern-day high of $270 per light weight ton, or the weight of the tanker unloaded. According to P.F. Bassøe, approximately 11 million dwt of VLCC tankers and 2.2 million dwt of Suezmax tankers were scrapped during 2002.

Deliveries and Scrapping of VLCC and Suezmax Tankers

Despite the large number of newbuildings delivered in the past two years, the size of the VLCC and Suezmax tanker fleets have remained relatively constant. Increased focus on environmental and safety concerns has led to increased scrapping to offset the increase in newbuilding deliveries, creating greater stability in tanker supply. Since 1999, there has been a net increase in the global VLCC fleet of 2.0 million dwt, or approximately 0.5% growth per year. Suezmax net supply has increased by approximately 2.8 million dwt, or about 1.7% per year. The marginal increase in fleet growth was absorbed through increased tanker demand, which grew by more than 3% per year over the same time period.

The following table shows the growth in the global fleet of VLCC and Suezmax tankers since 1990:

Gross and net growth in tanker fleet capacity

INFORMATION ABOUT SHIP FINANCE INTERNATIONAL LIMITED

Overview

Ship Finance was formed in October of 2003 as our wholly-owned subsidiary. Ship Finance has purchased a fleet of 46 crude oil tankers from us, which it has chartered under long term, fixed rate time charters to Frontline Shipping Limited, to which we refer as the Charterer and which is also our wholly-owned subsidiary.  Ship Finance also purchased from us an option to purchase an additional tanker from a third party.  The Charterer was initially capitalized with $250 million in cash that we provided to support its obligation to make payments to Ship Finance under the charters. Ship Finance has also entered into fixed rate management and administrative services agreements with Frontline Management (Bermuda) Limited, or Frontline Management, to provide for the technical management of Ship Finance’s vessels and administrative support services. These arrangements are intended to provide Ship Finance with stable cash flow and reduce Ship Finance’s exposure to volatility in the markets for seaborne oil transportation services.

Ship Finance has acquired 22 VLCCs from us, each having a capacity of 275,000 to 308,000 direct weighted tons, or dwt, and 24 Suezmax tankers, each having a capacity of 142,000 to 169,000 dwt.  Ship Finance’s fleet, which for purposes of this information statement include its purchase option, is one of the largest tanker fleets in the world, with a combined deadweight tonnage of 10.5 million dwt, and has an average age of 8.6 as of December 31, 2003 years. Thirteen of Ship Finance’s VLCCs and 16 of its Suezmax tankers are of double hull construction, with the remainder being modern single hull or double sided vessels built since 1990. Eight of its Suezmax tankers are oil/bulk/ore carriers, or OBO carriers, which can be configured to carry either oil or dry cargo as market conditions warrant.

Strategy

Ship Finance’s long term charters with the Charterer are its sole source of operating income. Ship Finance plans to grow its fleet and to replace vessels as they are retired with modern double hull vessels to maintain stable cash flow and the quality of its fleet. Ship Finance expects that its replacement and growth vessels will be either existing or newly built VLCC or Suezmax tankers. Depending on market conditions, it may charter its additional vessels on long or short term time charters or in the spot markets. It may also seek to diversify its customer base by securing charters with companies other than the Charterer.

Competitive Strengths

Ship Finance believes that its fleet, together with its contractual arrangements with us and our other affiliates, give it a number of competitive strengths, including:

•                                          one of the largest and most modern VLCC and Suezmax fleets in the world;

•                                          fixed rate, long term charters intended to reduce its exposure to volatility in tanker rates;

•                                          profit sharing potential when the Charterer’s earnings from deploying its vessels exceed certain levels;

•                                          substantially fixed operating costs under its management agreements;

•                                          a charter counterparty initially capitalized with $250 million to support its obligation to make charter payments to Ship Finance;

•                                          and vessels managed by Frontline Management, one of the industry’s most experienced operators of tankers.

Charter Arrangements

Time Charters

Ship Finance has chartered the 46 vessels it acquired from us to the Charterer under long term time charters, which will extend for various periods depending on the age of the vessels, ranging from approximately seven to 23 years. We refer you to “— Ship Finance’s Fleet” below for the relevant charter termination dates for each of its vessels. Eleven of the vessels that it acquired are on current long term time charters and three vessels are on current long term bareboat charters. Ship Finance has agreed with the Charterer that it will treat all of these vessels as being under time charters with Ship Finance, on the same terms and effective on the same dates as with the other 32 vessels for all economic purposes. If the current underlying charterer defaults, the Charterer will continue to perform the economic terms of the charters with Ship Finance. On redelivery of a vessel from its underlying charter, that vessel will be deemed delivered under the Charterer’s charter with Ship Finance for the rest of its term.

With the exceptions described below, the daily base charter rates, which are payable to Ship Finance monthly in advance for a maximum of 360 days per year (361 days per leap year), are as follows:

Year	VLCC	Suezmax

2003 to 2006	$25,575	$21,100
2007 to 2010	$25,175	$20,700
2011 and beyond	$24,175	$19,700

The daily base charter rates for vessels that reach their 18th delivery date anniversary, in the case of non-double hull vessels, or their 20th delivery date anniversary, in the case of double hull vessels, will decline to $18,262 per day for VLCCs and $15,348 for Suezmax tankers after such dates, respectively.

In addition, the base charter rate for Ship Finance’s non-double hull vessels will decline to $7,500 per day after 2010, at which time the Charterer will have the option to terminate the charters for those vessels. Each charter also provides that the base charter rate will be reduced if the vessel does not achieve the performance specifications set forth in the charter. The related management agreement provides that Frontline Management will reimburse Ship Finance for any such reduced charter payments. The Charterer has the right under a charter to direct Ship Finance to bareboat charter the related vessel to a third party. During the term of the bareboat charter, the Charterer will continue to pay us the daily base charter rate for the vessel, less $6,500 per day. The related management agreement provides that Ship Finance’s obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered.

Under the charters Ship Finance is required to keep the vessels seaworthy, and to crew and maintain them. Frontline Management performs those duties for Ship Finance under the management agreements described below. If a structural change or new equipment is required due to changes in classification society or regulatory requirements, the Charterer may make them, at its expense, without Ship Finance’s consent, but those changes or improvements will become Ship Finance’s property. The Charterer is not obligated to pay Ship Finance charterhire for off hire days in excess of five off hire days per year per vessel calculated on a fleet-wide basis, which include days a vessel is unable to be in service due to, among other things, repairs or drydockings. However, under the management agreements described below, Frontline Management will reimburse Ship Finance for any loss of charter revenue in excess of five off hire days per vessel, calculated on a fleet-wide basis.

The terms of the charters do not provide the Charterer with an option to terminate the charter before the end of its term, other than with respect to Ship Finance’s non-double hull vessels after 2010. Ship Finance may terminate any or all of the charters in the event of an event of default under the charter ancillary agreement that we describe below. The charters may also terminate in the event of (1) a requisition for title of a vessel or (2) the total loss or constructive total loss of a vessel. In addition, each charter provides that Ship Finance may not sell the related vessel without the Charterer’s consent.

The Charterer

The Charterer’s activities are limited in its organizational documents to chartering Ship Finance’s vessels and any business necessary or incidental to that purpose. Under its constituent documents, the Charterer is not permitted to engage in other businesses or activities and is required to have at least one independent director on its board of directors whose consent will be required to file for bankruptcy, liquidate or dissolve the Charterer, merge or sell all or substantially all of the Charterer’s assets. The Charterer is also required under its constituent documents to maintain, among other things, its corporate separateness from its affiliates, to maintain books, records and accounts separate from any other entities, to observe all corporate formalities, not to co-mingle its assets, to maintain an arm’s-length relationship with its affiliates and not to guarantee or become obligated for the debts of any other entity.

Charter Ancillary Agreement

Ship Finance has entered into a charter ancillary agreement with the Charterer, Ship Finance’s vessel owning subsidiaries that own Ship Finance’s vessels and Frontline, which remains in effect until the last long term charter with the Charterer terminates in accordance with its terms. We have guaranteed the Charterer’s obligations under the charter ancillary agreement.

Charter Service Reserve. We have made an initial capital contribution to the Charterer in the amount of $250 million in cash. These funds are being held as a charter service reserve to support the Charterer’s obligation to make charter payments to Ship Finance under the charters. The Charterer is entitled to use the charter service reserve only (1) to make charter payments to Ship Finance and (2) for reasonable working capital to meet short term voyage expenses. The Charterer is required to provide Ship Finance with monthly certifications of the balances of and activity in the charter service reserve.

Material Covenants.  Pursuant to the terms of the charter ancillary agreement, the Charterer has agreed not to pay dividends or other distributions to its shareholders or loan, repay or make any other payment in respect of indebtedness of the Charterer or any of its affiliates (other than us or our wholly-owned subsidiaries), unless (1) the Charterer is then in compliance with its obligations under the charter ancillary agreement, (2) after giving effect to the dividend or other distribution, (A) it remains in compliance with such obligations, (B) the balance of the charter service reserve equals at least $250 million (which threshold will be reduced by $5.3 million upon the termination of each charter other than by reason of a default by the Charterer), which we refer to as the “Minimum Reserve”, and (C) it certifies to Ship Finance that it reasonably believes that the charter service reserve will be equal to or greater than the Minimum Reserve level for at least 30 days after the date of that dividend or distribution, taking into consideration the Charterer’s reasonably expected payment obligations during such 30-day period, (3) any charter payments deferred pursuant to the deferral provisions described below by the Charterer have been fully paid to Ship Finance and (4) any profit sharing payments deferred by the Charterer pursuant to the profit sharing payments provisions described below have been fully paid to Ship Finance. In addition, the Charterer has agreed to certain other restrictive covenants, including restrictions on its ability to, without Ship Finance’s consent:

•                                          amend its organizational documents in a manner that would adversely affect Ship Finance;

•                                          violate its organizational documents;

•                                          engage in businesses other than the operation and chartering of Ship Finance’s vessels;

•                                          incur debt, other than in the ordinary course of business;

•                                          sell all or substantially all of its assets or the assets of any of its subsidiaries or enter into any merger, consolidation or business combination transaction;

•                                          enter into transactions with affiliates, other than on an arm’s-length basis;

•                                          permit the incurrence of any liens on any of its assets, other than liens incurred in the ordinary course of business;

•                                          issue any capital stock to any person or entity other than Frontline; and

•                                          make any investments in, provide loans or advances to, or grant guarantees for the benefit of any person or entity other than in the ordinary course of business.

In addition, we have agreed that we will cause the Charterer at all times to remain its wholly-owned subsidiary.

Deferral of Charter Payments.  For any period during which the cash and cash equivalents held by the Charterer are less than $75 million, the Charterer is entitled to defer from the payments payable to Ship Finance under each charter up to $4,600 per day for each of Ship Finance’s vessels that is a VLCC and up to $3,400 per day for each of Ship Finance’s vessels that is a Suezmax, in each case without interest.  However, no such deferral with respect to a particular charter may be outstanding for more than one year at any given time. The Charterer will be required to immediately use all revenues that the Charterer receives that are in excess of the daily charter rates payable to Ship Finance to pay any deferred amounts at such time as the cash and cash equivalents held by the Charterer are greater than $75 million, unless the Charterer reasonably believes that the cash and cash equivalents held by the Charterer will not exceed $75 million for at least 30 days after the date of the payment. In addition, the Charterer will not be required to make any payment of deferred charter amounts until the payment would be at least $2 million.

Profit Sharing Payments.  Under the terms of the charter ancillary agreement, beginning with the final 11-month period in 2004 and for each calendar year after that, the Charterer has agreed to pay Ship Finance a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated annually on a TCE basis, realized by the Charterer for Ship Finance’s fleet in excess of a weighted average rate of $25,575 per day for each VLCC and $21,100 per day for each Suezmax tanker. After 2010, all of Ship Finance’s non-double hull vessels will be excluded from the annual profit sharing payment calculation. For purposes of calculating bareboat revenues on a TCE basis, expenses are assumed to equal $6,500 per day. The Charterer has agreed to use its commercial best efforts to charter Ship Finance’s vessels on market terms and not to give preferential treatment to the marketing of any other vessels owned or managed by us or our affiliates.

The Charterer is entitled to defer, without interest, any profit sharing payment to the extent that, after giving effect to the payment, the charter service reserve would be less than the Minimum Reserve.  The Charterer is required to immediately use all revenues that the Charterer receives that are in excess of the daily charter rates payable to Ship Finance to pay any deferred profit sharing amounts at such time as the charter service reserve exceeds the minimum reserve, unless the Charterer reasonably believes that the charter service reserve will not exceed the minimum reserve level for at least 30 days after the date of the payment. In addition, the Charterer will not be required to make any payment of deferred profit sharing amounts until the payment would be at least $2 million.

Collateral Arrangements.  The charter ancillary agreement provides that the obligations of the Charterer to Ship Finance under the charters and the charter ancillary agreement are secured by a lien over all of the assets of the Charterer and a pledge of the equity interests in the Charterer.

Default.  An event of default shall be deemed to occur under the charter ancillary agreement if:

•                                          the Charterer materially breaches any of its obligations under any of the Charters,

•                                          the Charterer or Frontline materially breaches any of its obligations under the charter ancillary agreement or the Frontline performance guarantee,

•                                          Frontline Management materially breaches any of its obligations under any of the management agreements, or

•                                          the Charterer fails at any time to hold at least $55 million in cash and cash equivalents.

The occurrence of any event of default under the charter ancillary agreement that continues for 30 days after notice, Ship Finance may elect to:

•                                          terminate any or all of the charters,

•                                          foreclose on any or all of Ship Finance’s security interests described above and/or,

•                                          pursue any other available rights or remedies.

Management and Administrative Services Agreements

Vessel Management Agreements

Ship Finance’s vessel owning subsidiaries that it acquired from us entered into fixed rate management agreements with Frontline Management. Under the management agreements, Frontline Management is responsible for all technical management of the vessels, including crewing, maintenance, repair, certain capital expenditures, drydocking, vessel taxes and other vessel operating expenses. In addition, if a structural change or new equipment is required due to changes in classification society or regulatory requirements, Frontline Management will be responsible for making them, unless the Charterer does so under the charters. Ship Finance expects that Frontline Management will outsource many of these services to third party providers.

Frontline Management is also obligated under the management agreements to maintain insurance for each of Ship Finance’s vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances) and war risk insurance. Frontline Management will also reimburse Ship Finance for all lost charter revenue caused by Ship Finance’s vessels being off hire for more than five days per year on a fleet-wide basis or failing to achieve the performance standards set forth in the charters. Under the management agreements, Ship Finance will pay Frontline Management a fixed fee of $6,500 per day per vessel for all of the above services, for as long as the relevant charter is in place. If the Charterer exercises its right under a charter to direct Ship Finance to bareboat charter the related vessel to a third party, the related management agreement provides that Ship Finance’s obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered. Both Ship Finance and Frontline Management have the right to terminate any of the management agreements if the relevant charter has been terminated.

We have guaranteed to Ship Finance Frontline Management’s performance under these management agreements.

Administrative Services Agreement

Ship Finance has entered into an administrative services agreement with Frontline Management and its vessel owning subsidiaries under which Frontline Management provides Ship Finance and its vessel owning subsidiaries with administrative support services such as the maintenance of its corporate books and records, payroll services, the preparation of tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to its vessels, legal and accounting services, assistance in complying with United States and other relevant securities laws, obtaining non-vessel related insurance, if any, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, furnishing any reports or financial information that might be requested by Ship Finance and other non-vessel related administrative services. Under this agreement Frontline Management also provides Ship Finance and its vessel owning subsidiaries with office space in Bermuda. Ship Finance and its vessel owning subsidiaries pay Frontline Management a fixed fee of $20,000 each per year for its services under the agreement, and reimburse Frontline Management for reasonable third party costs, including directors fees and expenses, shareholder communications and public relations, registrars, audit, legal fees and listing costs, if Frontline Management advances them on its behalf. Before any public equity offering by Ship Finance, neither party may terminate this agreement for a period of two years without cause, but after two years or after public equity offering either party may terminate the agreement on 180 days’ notice.

Because Frontline Management has assumed full managerial responsibility for Ship Finance’s fleet and its administrative services, Ship Finance currently does not have separate management or employees. It does, however, have one director who is not affiliated with Frontline.

We guarantee to Ship Finance Frontline Management’s performance under this administrative services agreement.

Frontline Performance Guarantee

We have issued a performance guarantee with respect to the charters, the charter ancillary agreement, the management agreements and the administrative services agreement. Pursuant to the performance guarantee, we have guaranteed the following obligations of the Charterer and Frontline Management:

•                                          the performance of the obligations of the Charterer under the charters with the exception of payment of charter hire, which will not be guaranteed,

•                                          the performance of the obligations of the Charterer under the charter ancillary agreement,

•                                          the performance of the obligations of Frontline Management under the management agreements, provided, however, that Frontline’s obligations with respect to indemnification for environmental matters shall not extend beyond the protection and indemnity insurance coverage with respect to any vessel required by us under the management agreements, and

•                                          the performance of the obligations of Frontline Management under the administrative services agreement.

Our performance guarantee shall remain in effect until all obligations of the Charterer or Frontline Management, as the case may be, that have been guaranteed by us under the performance guarantee have been performed and paid in full.

Ship Finance’s Fleet

The following chart summarizes certain information about Ship Finance’s fleet:

Vessel	Year Built	Dwt.	Construction	Flag	Charter Termination Date December 31,

VLCCs
Front Sabang	1990	286,000	Single hull	Singapore	2014	(1)
Front Vanadis	1990	286,000	Single hull	Singapore	2014	(1)
Front Highness	1991	284,000	Single hull	Singapore	2014	(1)
Front Lady	1991	284,000	Single hull	Singapore	2014	(1)

Front Lord	1991	284,000	Single hull	Singapore	2014	(1)
Front Duke	1992	284,000	Single hull	Singapore	2014	(1)
Front Duchess	1993	284,000	Single hull	Singapore	2014	(1)
Front Ace	1993	276,000	Single hull	Liberia	2014	(1)
Edinburgh	1993	302,000	Double side	Liberia	2016	(1)
Navix Astral	1996	276,000	Single hull	Panama	2014	(1)
New Vanguard	1998	300,000	Double hull	Hong Kong	2021
New Vista	1998	300,000	Double hull	Hong Kong	2021
New Circassia	1999	306,000	Double hull	Panama	2022
Opalia	1999	302,000	Double hull	Isle of Man	2022
Front Comanche	1999	300,000	Double hull	France	2022
Front Commerce	1999	300,000	Double hull	Liberia	2022
Oscilla (2)	2000	302,000	Double hull	Isle of Man	2024
Ariake	2001	298,000	Double hull	Bahamas	2024
Front Serenade	2002	299,000	Double hull	Liberia	2025
Front Stratus	2002	299,000	Double hull	Bahamas	2025
Front Falcon	2002	308,000	Double hull	Bahamas	2025
Front Page	2002	299,000	Double hull	Liberia	2025
Hakata	2002	296,000	Double hull	Bahamas	2025
Suezmax OBO Carriers
Front Breaker	1991	169,000	Double hull	Norway	2015
Front Climber	1991	169,000	Double hull	Singapore	2015
Front Driver	1991	169,000	Double hull	Norway	2015
Front Guider	1991	169,000	Double hull	Singapore	2015
Front Leader	1991	169,000	Double hull	Singapore	2015
Front Rider	1992	169,000	Double hull	Singapore	2016
Front Striver	1992	169,000	Double hull	Singapore	2016
Front Viewer	1992	169,000	Double hull	Singapore	2016

Vessel	Year Built	Dwt.	Construction	Flag	Charter Termination Date December 31,
Suezmax Tankers
Front Lillo	1991	147,000	Single hull	Marshall Islands	2014	(1)
Front Birch	1991	152,000	Double side	Marshall Islands	2015	(1)
Front Maple	1991	152,000	Double side	Marshall Islands	2015	(1)
Front Granite	1991	142,000	Single hull	Norway	2014	(1)
Front Emperor	1992	147,000	Single hull	Singapore	2014	(1)
Front Sunda	1992	142,000	Single hull	Norway	2014	(1)
Front Spirit	1993	147,000	Single hull	Marshall Islands	2014	(1)
Front Comor	1993	142,000	Single hull	Norway	2014	(1)
Front Pride	1993	150,000	Double hull	Norway	2017
Front Glory	1995	150,000	Double hull	Norway	2018
Front Splendour	1995	150,000	Double hull	Norway	2018
Front Ardenne	1997	153,000	Double hull	Norway	2020
Front Brabant	1998	153,000	Double hull	Norway	2021
Mindanao	1998	158,000	Double hull	Singapore	2021
Front Fighter	1998	153,000	Double hull	Norway	2021
Front Hunter	1998	153,000	Double hull	Norway	2021

(1)                                  Charter subject to termination at the Charterer’s option after 2010.

(2)                                  Ship Finance has acquired an option to purchase the Oscilla from Seacrest Shipping Ltd.  As of the date of this information statement Ship Finance has not exercised the option.

Ship Finance is considering reflagging several of the Singapore and Norwegian flag vessels in the Republic of Marshall Islands, because it believes that a Marshall Islands registry will provide it with greater administrative convenience and operating efficiencies.  These comparative advantages include an absence of the requirement that vessels be manned with crews of a specific nationality and the maintenance of correspondent offices in New York City and other major port cities around the world.  Other than its interests in the vessels described above, Ship Finance does not own any material physical properties.

Ship Finance’s Contractual Cash Flow

The following table sets forth the aggregate contracted charter revenue that is payable to Ship Finance under its charters with the Charterer, together with the management fees that are payable by it under the management agreements and the administrative services agreement, but does not include any debt service or other expenses. These figures do not include any profit sharing payments. These amounts further assume that Ship Finance does not make any other vessel acquisitions. This table assumes that all parties fully perform their obligations under the relevant agreements and that none of the charters are terminated due to loss of the vessel or otherwise, except for the charters for its non-double hull vessels, which are assumed to be terminated after 2010. Ship Finance cannot assure you that these results will actually be achieved.

	Charter Payments	Management and Administrative Fees	Net Contracted Cash Payments
	(dollars in millions)

2004	$395.1	$113.3	$281.9
2005	394.1	112.9	281.2
2006	394.1	112.9	281.2
2007	387.3	112.9	274.3
2008	388.4	113.3	275.1
2009	383.0	112.9	270.1
2010	370.4	112.9	257.5
2011	226.6	69.9	156.7
2012	219.4	70.1	149.3
2013	214.1	69.9	144.2
2014 and beyond	1,517.7	496.8	1,020.3
Total	$4,880.4	$1,495.4	$3,385.0

Risk of Loss and Insurance

Ship Finance’s operations may be affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

Frontline Management is responsible for arranging for the insurance of its vessels on terms specified in the management agreements, which Ship Finance believes are in line with standard industry practice. In accordance with that practice, Frontline Management has procured marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. Currently, the amount of coverage for liability for pollution, spillage and leakage available to Ship Finance on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

Ship Finance believes that its current insurance coverage is adequate to protect it against the accident-related risks involved in the conduct of its business and that it maintains appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice. However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid or that Ship Finance will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

Inspection by a Classification Society

All of Ship Finance’s tankers have been certified as being “in-class” by the classification societies that inspect its vessels. Each of these classification societies is a member of the International Association of Classification Societies. Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

Environmental Regulation

Government regulation significantly affects the ownership and operation of Ship Finance’s tankers. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which Ship Finance’s tankers may operate or are registered. Under Ship Finance’s management agreements, Frontline Management has assumed full managerial responsibility for Ship Finance’s fleet, including compliance with all government and other regulations. If Ship Finance’s management agreements with Frontline Management terminate, Ship Finance would assume responsibility for managing its vessels, including compliance with the regulations described herein and any costs associated with such compliance.

A variety of governmental and private entities subject Ship Finance’s tankers to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain of these entities require Ship Finance to obtain permits, licenses and certificates for the operation of its tankers. Failure to maintain necessary permits or approvals could require Ship Finance to incur substantial costs or temporarily suspend operation of one or more of its tankers.

Ship Finance believes that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. Frontline Management is required to maintain operating standards for all of Ship Finance’s tankers that will emphasize operational safety, quality maintenance, continuous training of its officers and crews and compliance with U.S. and international regulations. Ship Finance believes that the operation of its vessels are in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, Ship Finance cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of its tankers.

International Maritime Organization

In 1992, the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships) adopted regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide, in part, that:

•                                          tankers between 25 and 30 years old must be of double hull construction or of a mid-deck design with double sided construction, unless (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

(2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•                                          tankers 30 years old or older must be of double hull construction or mid-deck design with double sided construction; and

•                                          all tankers are subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•                                          is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•                                          commences a major conversion or has its keel laid on or after January 6, 1994; or

•                                          completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers. These regulations require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. After 2007, the maximum permissible age for single hull tankers will be 26 years. Fifteen of Ship Finance’s 46 vessels are single hull tankers that were built in 1990 or later. Under the IMO’s current regulations, these tankers and its three double sided tankers will be able to operate until 2015 before being required to be scrapped or retrofitted to conform to international environmental standards. Under current regulations, retrofitting will enable a vessel to operate until the earlier of 25 years of age and the anniversary date of its delivery in 2017. However, as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us or Ship Finance, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will come into effect in April 2005 unless objected to by a sufficient number of member states. Ship Finance does not know whether any of its vessels will be subject to this accelerated phase-out, but this could result in a number of its vessels being unable to trade in many markets after 2010. Moreover, the IMO may still adopt regulations in the future that could adversely affect the remaining useful lives of its single hull tankers as well as its ability to generate income from them.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI is expected to be ratified by the end of 2003, and will become effective 12 months after ratification. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Frontline Management is formulating a plan to comply with the Annex VI regulations once they come into effect. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of Ship Finance’s vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect Frontline Management’s ability to manage Ship Finance’s ships.

Under the International Safety Management Code, or ISM Code, promulgated by the IMO the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Frontline Management will rely upon the safety management system that Frontline and its third party technical managers have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Ship Finance has the requisite documents of compliance for its offices and safety management certificates for all of its tankers for which the certificates are required by the IMO. Frontline Management is required to renew these documents of compliance and safety management certificates annually.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.5 million plus $907 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $122.5 million. The current maximum amount under the 1992 protocol is approximately $86.98 million.  As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on April 14, 2004. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. Ship Finance believes that its P&I insurance will cover the liability under the plan adopted by the IMO.

U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the U.S. Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact Ship Finance’s operations.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•              natural resource damages and related assessment costs;

•              real and personal property damages;

•              net loss of taxes, royalties, rents, profits or earnings capacity;

•              net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•           loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. Frontline Management has provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of Ship Finance’s tankers required to have one.

Frontline Management has insured each of Ship Finance’s tankers with pollution liability insurance in the maximum commercially available amount of $1.0 billion. However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on Ship Finance’s business, on the Charterer’s business, which could impair the Charterer’s ability to make payments to Ship Finance under Ship Finance’s charters, and on Frontline Management’s business, which could impair Frontline Management’s ability to manage Ship Finance’s vessels.

Under OPA, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. Based on the current phase-out requirement, Ship Finance’s 15 single hull tankers will not be eligible to carry oil as cargo within the 200-mile United States exclusive economic zone starting in 2010, except that these tankers and Ship Finance’s three double sided tankers may trade in U.S. waters until 2015 if their operations are limited to discharging their cargoes at the LOOP or off-loading by lightering within authorized lightering zones more than 60 miles off-shore.

OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•                                          address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•                                          describe crew training and drills; and

•                                          identify a qualified individual with full authority to implement removal actions.

Vessel response plans for Ship Finance’s tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Frontline Management is responsible for ensuring Ship Finance’s vessels comply with any additional regulations.

OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

European Union Tanker Restrictions

In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has lead to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. For example, Italy announced a ban of single hull crude oil tankers over 5,000 dwt. from most Italian ports, effective April 2001. Spain has announced a similar prohibition. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

There are 18 tankers in Ship Finance’s total fleet that are not double hull and that will begin to be phased out beginning in 2010 under regulations imposed under OPA, the IMO and the European Union.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (SOLAS) created a new chapter of the convention dealing specifically with maritime security. The new chapter is scheduled to go into effect in July 2004 and will impose various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:

•                                          on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•                                          on-board installation of ship security alert systems;

•                                          the development of vessel security plans; and

•                                          compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Frontline Management will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that Ship Finance’s tankers attain compliance with all applicable security requirements within the prescribed time periods. Ship Finance does not believe these additional requirements will have a material financial impact on its operations.

Legal Proceedings

Ship Finance’s shipowning subsidiaries are routinely party, as plaintiff or defendant, to claims and lawsuits in various jurisdictions for demurrage, damages, off hire and other claims and commercial disputes arising from the operation of their vessels, in the ordinary course of business or in connection with its acquisition activities. Ship Finance believes that resolution of such claims will not have a material adverse effect on its operations or financial conditions.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding Ship Finance’s executive officers and directors and a key officer of Frontline Management AS, which is a wholly-owned subsidiary of ours that is responsible for overseeing the management of Ship Finance’s vessels.  With the exception of Paul Leand Jr. who is independent, all of Ship Finance’s current executive officers and directors are officers and/or directors of ours, Frontline Management or the Charterer.

Name	Age	Position

Tor Olav Trøim	41	Chairman of the Board, Chief Executive Officer, President and Director of Ship Finance
Tom E. Jebsen	46	Chief Financial Officer and Vice President of Ship Finance
Kate Blankenship	39	Chief Accounting Officer, Company Secretary and Director of Ship Finance
Paul Leand	37	Director of Ship Finance
Oscar Spieler	42	Chief Executive Officer of Frontline Management AS

Under Ship Finance’s constituent documents, it is required to have at least one independent director on its board of directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of its assets. It is also required, among other things, to maintain its corporate separateness from its affiliates, to maintain books, records and accounts separate from any other entities, to observe all corporate formalities and not to co-mingle its assets with any other entity.

Certain biographical information about each of the directors and executive officers of Ship Finance is set forth below.

Tor Olav Trøim is the Chairman of the Board, Chief Executive Officer, President and a Director of Ship Finance. He has been Vice-President and a director of Frontline since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997. Mr. Trøim also serves as a consultant to Seatankers Management Co. Ltd. and since May 2000, has been a director and Vice-Chairman of Knightsbridge Tankers Limited (“Knightsbridge”). He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies and Northern Offshore Ltd., a Bermuda company listed on the Oslo Stock Exchange. Prior to his service with us, from January 1992, Mr. Trøim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company. Mr. Trøim has served as a director of Golar LNG Limited since May 2001.

Tom E. Jebsen is the Chief Financial Officer and Vice President of Ship Finance. Mr. Jebsen has served as our Chief Financial Officer since June 1997. From December 1995 until June 1997, Mr. Jebsen served as Chief Financial Officer of Tschudi & Eitzen Shipping ASA, a publicly traded Norwegian shipowning company. From 1991 to December 1995, Mr. Jebsen served as Vice President of Dyno Industrier ASA, a publicly traded Norwegian explosives producer. Mr. Jebsen is also a director of Assuranceforeningen Skuld and Hugin ASA, an internet company.

Kate Blankenship is Chief Accounting Officer, Company Secretary and a Director of Ship Finance. Mrs. Blankenship joined Frontline in 1994.  She is Chief Accounting Officer and Company Secretary of Frontline and has been a director of ours since 2003.  Prior to joining Frontline, she was a Manager with KPMG Peat Marwick in Bermuda. She is a member of the Institute of Chartered Accountants in England and Wales. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge since April 2000 and Secretary of Knightsbridge since December 2000. Mrs. Blankenship has been a director of Golar LNG Limited since 2003.

Paul Leand Jr., who is not affiliated with Frontline, serves as a director of Ship Finance.  Mr. Leand is the Chief Executive Officer and a director of American Marine Advisors, Inc., or AMA, an investment bank specializing in the maritime industry.  From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank’s Railroad Division and its International Maritime Division.  He has worked extensively in the U.S. capital markets in connection with AMA’s restructuring and mergers and acquisitions practices.  Mr. Leand serves as a member of American Marine Credit LLC’s Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA.

Oscar Spieler has served as Chief Executive Officer of Frontline Management AS since October 2003, and prior to that time as Technical Director of Frontline Management AS from November 1999. From 1995 until 1999, Mr. Spieler served as Fleet Manager for Bergesen, a major Norwegian gas tanker and VLCC owner. From 1986 to

1995, Mr. Spieler worked with the Norwegian classification society DNV, working both with shipping and offshore assets.

Indemnification of Officers and Directors

Bermuda law permits the Bye-laws of a Bermuda company to contain a provision eliminating personal liability of a director or officer to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence default, breach of duty or breach of trust of which the officer or person may be guilty. Bermuda law also grants companies the power generally to indemnify directors and officers of the company if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of the company or was serving in a similar capacity for another entity at the company’s request.

Ship Finance’s Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative of Ship Finance or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in the formation of Ship Finance, or for any loss or expense incurred by Ship Finance through the insufficiency or deficiency of title to any property acquired by Ship Finance, or for the insufficiency of deficiency of any security in or upon which any of the monies of Ship Finance shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to Ship Finance or otherwise in relation thereto.  Each indemnitee will be indemnified and held harmless out of the funds of Ship Finance to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above).  In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee’s favor, or in which he is acquitted. Ship Finance is permitted to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws.

COMPENSATION INFORMATION

With the exception of Mr. Leand, Ship Finance does not currently compensate its directors and officers who are also employees of Frontline or its subsidiaries for their services. Mr. Leand receives an annual director’s fee of $40,000. Ship Finance reimburses its directors for reasonable out of pocket expenses incurred by them in connection with their service to Ship Finance. Ship Finance does not currently have any board committees.

SECURITY OWNERSHIP OF CERTAIN SHAREHOLDERS AND MANAGEMENT

As of June 4, 2004, a total of 73,925,869 shares of Ship Finance’s common stock was outstanding.  All of which we own.  Following the completion of the partial spin-off, we will continue to own 55,444,402 of the Ship Finance Shares, representing approximately 75% of its issued and outstanding shares.

RELATED PARTY TRANSACTIONS

Ship Finance was formed as our wholly-owned subsidiary in October 2003 and commenced operations in January 2004. Ship Finance acquired the majority of its assets, which consist primarily of its fleet of 46 vessels and an option to purchase one additional vessel, from us.  The majority of its operations are conducted through contractual relationships between Ship Finance and our other affiliates.  In addition, the majority of its directors are also directors of Frontline. Ship Finance does not have a corporate policy regarding related party transactions, nor are there any provisions in our Memorandum of Association or Bye-laws regarding related party transactions.  Its Bye-laws, as permitted by the Bermuda Companies Act of 1981, provide that Ship Finance, or one of its subsidiaries, may enter into a contract with one of its directors or officers, or an entity in which a director or an officer has a material interest, if the director or officer discloses its interest to Ship Finance’s Board of Directors.

Frontline - Fleet Purchase Agreement. Ship Finance acquired its fleet of 46 vessel owning subsidiaries and one subsidiary that holds an option to purchase a vessel, from us pursuant to a fleet purchase agreement between Ship Finance and Frontline that it entered into in December 2003 for an aggregate purchase price of $950 million. Ship Finance also assumed senior secured indebtedness with respect to its fleet in the amount of approximately $1.158 billion, which Ship Finance subsequently refinanced with the proceeds of its senior notes due 2013, its $1,058 billion credit facility and a deemed equity contribution from us. The fleet purchase agreement provides that the charters and the management agreements were each given economic effect as of January 1, 2004.

Frontline Shipping Limited – Charters. Ship Finance has chartered its fleet of 46 vessels to the Charterer under long term time charters, which extend for periods ranging from approximately seven to 23 years. Ship Finance expects that the Charterer will, in turn, charter its vessels to third parties. The daily base charter rates payable to Ship Finance under the charters have been fixed in advance and will decrease as its vessels age, and the Charterer has the right to terminate a charter for a non double hull vessel after 2010.  The daily charter rate that the Charterer will pay to Ship Finance is not dependant on the revenue that the Charter receives from chartering its vessels to third parties.  The Charterer is not obligated to pay Ship Finance charterhire for off hire days in excess of five off hire days per year per vessel, calculated on a fleet-wide basis.  However, under the vessel management agreements, Frontline Management will reimburse Ship Finance for any loss of charter revenue in excess of five off hire days per vessel, calculated on a fleet-wide basis.

Frontline and Frontline Shipping Limited - Charter Ancillary Agreement. Ship Finance and its vessel owning subsidiaries have entered into a charter ancillary agreement with Frontline and Frontline Shipping Limited which provides, among other things, for:

•                                          the maintenance of the charter service reserve by the Charterer,

•                                          profit sharing payments by the Charterer to Ship Finance when charter revenues for its fleet exceed a weighted average rate of $25,575 per day for each VLCC and $21,100 per day for each Suezmax tanker, and

•                                          the deferral of charter payments to Ship Finance by the Charterer during any period when cash and cash equivalents held by the Charterer fall below a predetermined amount.  The charter ancillary agreement also imposes certain restrictive covenants on the Charter, including, among others, a covenant not to pay dividends or make other distributions to its shareholders, incur additional indebtedness, loan, repay or make any other payment in respect of its indebtedness, undertake some corporate transactions, or amend its charter, unless, in each case, certain conditions are met.

The Charterer’s obligations to Ship Finance under the charters and the charter ancillary agreement are secured by a lien over its assets and a pledge of the equity interests in the Charterer.  In addition, we have guaranteed the Charterer’s obligations under the charter ancillary agreement pursuant to the performance guarantee. Subject to a 30-day cure period, and in addition to any other available rights or remedies Ship Finance may have, upon the occurrence of any event of default under the charter ancillary agreement Ship Finance may terminate any or all of the charters and foreclose on any or all of its security interests provided by the agreement.

Frontline Management - Vessel Management Agreements.  Each of Ship Finance’s vessel owning subsidiaries has entered into fixed rate vessel management agreements with Frontline Management, pursuant to which Frontline Management is responsible for the technical management of their respective vessels. Ship Finance expects that Frontline Management will outsource many of these services to third party providers. The management agreements also require Frontline Management to maintain insurance for each of the vessels.  Under the management agreements, each of its vessel owning subsidiary pays Frontline Management a fixed fee of $6,500 per day per vessel for as long as the relevant charter is in place.

Frontline Management - Administrative Services Agreement. Ship Finance and each of its vessel owning subsidiaries have entered into an administrative services agreement with Frontline Management.  Under the terms of the agreement, Frontline Management provides Ship Finance and its vessel owning subsidiaries with all of its non-vessel related administrative support services and with office space in Bermuda. Ship Finance and its vessel owning subsidiaries each pay Frontline Management a fixed fee of $20,000 per year for its services under the agreement, and will reimburse Frontline Management for reasonable third party costs that it incurs on its behalf.

Frontline - Performance Guarantee.  We have issued a performance guarantee with respect to the charters, the management agreements, the administrative services agreement, and the charter ancillary agreement.  Under the terms of this guarantee, we have guaranteed:

•                                          the Charterer’s performance of its obligations under the charters other than the payment of charter hire,

•                                          the Charterer’s performance of its obligations under the charter ancillary agreement,

•                                          Frontline Management’s performance of its obligations under the management agreements (however, Frontline ‘s indemnification obligation for environmental matters will not exceed the coverage of the applicable protection and indemnity insurance), and

•                                          Frontline Management’s obligations under the administrative services agreement.

The performance guarantee will remain in effect until all of the obligations of the Charterer and Frontline Management that are guaranteed under the performance guarantee have been performed.

DESCRIPTION OF INDEBTEDNESS

$1.058 billion Credit Facility

Ship Finance has entered into a $1.058 billion senior term loan secured facility in January 2004 with a syndicate of lenders led by Citigroup Global Markets Limited and Nordea Bank Norge ASA.  The facility is for a term of term of six years.  The proceeds from the facility were used in part to fund the acquisition of its fleet from Frontline and to refinance existing debt on all of its vessels. Ship Finance’s obligations under the loan facility are secured by all of its assets, including its vessels, the equity interests of its vessel owning subsidiaries and its interest in the Charterer’s assets.  In addition, each of its vessel owning subsidiaries has guaranteed its performance under the loans.

The loan facility bears interest at the LIBOR rate plus 1.25% per year and may be prepaid on a pro-rata basis without penalty. As required under the terms of the facility, Ship Finance has entered into an interest rate swap to fix the interest on at least $500.0 million of the borrowings under the facility for a period of at least five years.

The principal amortization schedule in respect of the loan facility is follows:

Year	Amount
(dollars in millions)

2004	$93.7
2005	93.7
2006	93.7
2007	93.7
2008	93.7
2009	89.8
At maturity in 2010	499.7

The loan facility subjects Ship Finance to number of restrictions on its business and financial maintenance covenants, including restrictions on creating liens on the vessels, limitations on its ability to amend our charters, management and administrative agreements, minimum liquidity and working capital requirements, and collateral maintenance limitations.  Under the loan facility, Ship Finance may incur additional indebtedness to fund acquisitions of additional vessels, provided that the additional indebtedness incurred does not exceed 70% of value of the vessel. The loan facility also restricts Ship Finance from issuing any guarantees other than guarantees issued in connection with its ordinary course of commercial activities, or as contemplated in the loan facility or the note indenture.  Further, the loan facility restricts Ship Finance’s ability to make distributions unless (i) the charter service reserve and our available working capital exceed, in the aggregate, $100 million and (ii) Ship Finance satisfies financial covenants contained in the loan facility relating to minimum liquidity, working capital and equity to debt ratios as of the date of the distribution.

8 ½% Senior Notes due 2013

Ship Finance issued $580 million in principal amount of senior notes, due 2013, on December 18, 2003 in a private placement pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended.  Ship Finance commercial an exchange offer for the notes on May 25, 2004 pursuant to which Ship Finance is offering to exchange these notes for identical notes, or exchange notes, that are registered under the 1933 Act on or prior to the expiration date.  The exchange notes are registered under the Securities Act of 1933 pursuant to a registration statement filed on Form F-4 filed with the U.S. Securities and Exchange Commission.

The notes are issued under an Indenture dated as of December 18, 2003, among Ship Finance, the subsidiaries of Ship Finance, which we refer to collectively as the Subsidiary Guarantors, and Wilmington Trust Company, as trustee.  The notes are general unsecured, senior obligations of Ship Finance. They will be limited initially to an aggregate principal amount of $580 million. The notes will mature on December 15, 2013. The notes rank equally in right of payment to any future senior Indebtedness of Ship Finance but will be effectively subordinated to all present and future secured Indebtedness of the Ship Finance, to the extent of the value of the collateral securing such Indebtedness. They are unconditionally guaranteed on a senior unsecured basis by each Subsidiary Guarantors of Ship Finance, but the guarantees will be effectively subordinated to all present and future secured Indebtedness of the Subsidiary Guarantors, to the extent of the value of the collateral securing such Indebtedness.

Interest on the notes will accrue at the rate of 8.50% per annum beginning on the date of issuance or the most recent interest payment date. Interest on the notes will be payable in cash semi-annually in arrears on June 15 and December 15, commencing on June 15, 2004.

Ship Finance’s subsidiaries will, jointly and severally, unconditionally guarantee on a senior basis Ship Finance’s obligations under the notes and all obligations under the Indenture. The obligations of Subsidiary Guarantors under the Subsidiary Guarantees rank equally in right of payment with other Indebtedness of such Subsidiary Guarantors, except to the extent such other Indebtedness is expressly subordinate to the obligations arising under the Subsidiary Guarantees. However, the notes are structurally subordinated to the secured indebtedness of Ship Finance’s Subsidiary Guarantors to the extent of the value of the collateral securing such indebtedness.

TAX MATTERS

Bermuda

Under current Bermuda law, Ship Finance is not required to pay taxes in Bermuda on either income or capital gains. Ship Finance has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, Ship Finance will be exempted from taxation until the year 2016. United States Ship Finance does not accrue U.S. income taxes as, in the opinion of U.S. counsel, Ship Finance is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

A reconciliation between the income tax expense resulting from applying the U.S. Federal statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as Ship Finance’s net income is subject to neither Bermuda nor U.S. tax.

U.S. Federal Income Tax Consequences

The following is a summary of the principal United States federal income tax consequences of our distribution to you and ownership of Ship Finance’s common shares.  This summary does not purport to be a comprehensive description of all of the tax consequences arising from your receipt of Ship Finance common shares in the distribution or the ownership of such shares.  This summary applies only to our shareholders that are (1) citizens or residents, as defined in Section 7701(b) of the Internal Revenue Code of 1986, as amended (the “Code”), of the United States, (2) corporations, or other entities that are taxable as corporations, created or organized under the laws of the United States or any state or political subdivision thereof (including the District of Columbia), (3) estates, the income of which is subject to United States federal income taxation regardless of its source, and (4) trusts, if a United States court can exercise primary supervision over the administration of such trust and one or more United States persons has the authority to control all substantial decisions of the trust (each, a “U.S. Holder”).

This summary is based on the tax laws of the United States, including the Code, Treasury regulations (final, temporary and proposed), administrative rulings and practice, and judicial decisions in effect as of the date of this information statement, all of which are subject to change, possibly with retroactive effect.  In addition, this summary does not address tax considerations applicable to investors that are subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, grantor trusts, dealers in securities or currencies, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that will hold the shares as part of a hedging transaction, “straddle” or “conversion transaction” for tax purposes, and individuals liable for alternative minimum tax or U.S. Holders of the shares whose “functional currency” is not the U.S. dollar.

The Company has not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and the IRS may not agree with such statements and conclusions.  In addition, the IRS is not precluded from adopting a contrary position.  This summary does not consider the effect of any applicable foreign, state, local or other tax laws.

Taxation of the Distribution

Our distribution to you of Ship Finance common shares will be characterized as a taxable dividend for United States federal income tax purposes.  The amount of the dividend for such tax purposes will be equal to the sum of (x) the fair market value of Ship Finance common shares received by a U.S. Holder and (y) any cash payment in lieu of fractional shares paid to a U.S. Holder.

A U.S. Holder’s basis for federal income tax purposes in the distributed Ship Finance common shares received in the distribution will be equal to the fair market value of such shares on the date of the distribution.  A U.S. Holder’s holding period for federal income tax purposes in Ship Finance common shares will begin on the day of the distribution.

Treatment of U.S. Individual Holders

Based on the amount of Frontline’s current and accumulated earnings and profits, the distribution of Ship Finance common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will be treated as “qualified dividend income” taxable at a maximum rate of 15% to such holder if the U.S. Individual Holder has held his Frontline common shares on which the distribution of Ship Finance common shares is made for more than 60 days during the 120-day period beginning 60 days before the Frontline common shares becomes ex-dividend with respect to such distribution.  If the holding period requirements are not met, the distribution of Ship Finance common shares will be treated as ordinary income taxable at a maximum rate of 35%.

In addition, if the distribution is treated as an “extraordinary dividend” with respect to a U.S. Individual Holder’s Frontline common shares (i.e., if the amount of the distribution exceeds ten percent of the adjusted tax basis of the U.S. Individual Holder’s Frontline common shares) then any loss on the sale or exchange of a U.S. Individual Holder’s Frontline common shares will be treated as long-term capital loss to the extent of such dividend.

Treatment of U.S. Corporate Holders

Based on the amount of Frontline’s current and accumulated earnings and profits, the distribution of Ship Finance common shares will be treated as ordinary income taxable at a maximum rate of 35% to U.S. Holders which are corporations.

Tax Consequences of Owning Ship Finance Common Shares

Based on the current operations and future projections of Ship Finance, we do not believe that Ship Finance is, nor do we expect it to become, a “passive foreign investment company,” or PFIC, for United States federal income tax purposes with respect to any taxable year.  However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with such position.  In addition, although Ship Finance intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, the nature or extent of its operations may change in the future.

If Ship Finance were to be treated as a PFIC for any taxable year, a U.S. Holder of Ship Finance common shares would be subject to less advantageous taxation rules than those described below.  The remainder of this discussion assumes that Ship Finance will not be treated as a PFIC with respect to any taxable years.

Distributions

Any distributions made by Ship Finance with respect to Ship Finance common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of Ship Finance’s current or accumulated earnings and profits, as determined under

United States federal income tax principles.  Distributions in excess of Ship Finance’s earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain.  Because Ship Finance is not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive with respect to their common shares.  Dividends paid with respect to Ship Finance’s common shares will generally be treated as “passive income” or, in the case of certain types of U.S. Holders, “financial services income”, for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on Ship Finance’s common shares to a U.S. Individual Holder should be treated as “qualified dividend income” that is taxable at preferential tax rates (through 2008) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) Ship Finance is not a PFIC, a “foreign personal holding company” or a “foreign investment company” for the taxable year during which the dividend is paid or the immediately preceding taxable year; and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 120-day period beginning 60 days before the date on which the common shares become ex-dividend.  Certain limitations may also apply to any “extraordinary dividends” paid on the common shares.  Therefore, there is no assurance that any dividends paid on the Ship Finance common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder.  Any dividends paid with respect to the common shares which are not eligible for these preferential rates will be taxed as common income to a U.S. Individual Holder.

Sale, Exchange or Other Disposition of Ship Finance Common Shares

A U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of Ship Finance common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such shares.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.  Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes.  A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Backup Withholding and Information Reporting

The amount of the distribution of Ship Finance common shares will be reported to the IRS and to each U.S. Individual Holder on IRS Form 1099-DIV.  In addition, information return may be filed with the IRS in connection with dividends and other distributions with respect to Ship Finance common shares and payments of proceeds on the sale, exchange or other disposition of Ship Finance common shares.  The IRS may impose “backup withholding” (currently at a rate of 28 percent) with respect to such distributions and payments to a U.S. Holder, unless such U.S. Holder establishes an exemption from backup withholding or certifies its taxpayer identification number, or TIN, to the IRS. Certain U.S. Holders are exempt from backup withholding, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts, and individual retirement accounts that provide a properly completed IRS Form W-9. Backup withholding will apply to a non-exempt U.S. Holder if such U.S. Holder (1) fails to furnish its TIN, which, for an individual would be his or her Social Security Number, (2) furnishes an incorrect TIN, (3) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (4) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

Backup withholding is not an additional tax.  Rather, the federal income tax liability of persons subject to backup withholding will be offset by the amount of tax withheld.  If backup withholding results in an overpayment of United States federal income tax, a refund or credit may be obtained from the IRS, provided that certain required information is furnished.

BECAUSE THE FEDERAL INCOME TAX CONSEQUENCES DISCUSSED HEREIN DEPEND UPON EACH HOLDER’S PARTICULAR TAX STATUS, AND DEPEND FURTHER UPON FEDERAL TAX LAWS, REGULATIONS, RULINGS AND DECISIONS, WHICH ARE SUBJECT TO CHANGE THAT MAY BE RETROACTIVE IN EFFECT, PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION AND THE OWNERSHIP OF SHIP FINANCE COMMON SHARES, INCLUDING, BUT NOT LIMITED TO, THE APPLICATION AND EFFECT OF ANY STATE, LOCAL FOREIGN AND OTHER TAX LAWS, AS WELL AS THE CONSEQUENCES OF ANY RECENT, PENDING OR PROPOSED CHANGES IN THE APPLICABLE LAWS.

LEGAL MATTERS

Certain legal matters in connection with the partial Spin-off are being passed upon by Seward & Kissel LLP, New York, New York, as to matters of United States and New York law and by Mello, Jones & Martin as to matters of Bermuda law.

EXPERTS

The financial statements as of December 31, 2003 and for the year then ended, and the financial statements as of December 31, 2001 and for the year then ended included in this Information Statement have been so included in reliance on the report of PricewaterhouseCoopers DA Oslo, Norway, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of and for the year ended December 31, 2002 included in this information statement have been so included in reliance on the report of PricewaterhouseCoopers Hamilton, Bermuda, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The section in this information statement entitled “Industry” has been reviewed by P.F. Bassøe AS & Co., which has confirmed to us that it accurately describes the international tanker market, subject to the availability and reliability of the data supporting the statistical and graphical information presented in this information statement.

NOTICE TO SHAREHOLDERS

You should rely only on the information contained in this information statement.  We have not authorized any other person to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this Information Statement is accurate as of any date other than the date on the front cover of this information statement.

SHIP FINANCE INTERNATIONAL LIMITED

INDEX TO PREDECESSOR COMBINED CARVE-OUT FINANCIAL STATEMENTS

Report of Independent Auditor

Report of Independent Auditor

Report of Independent Auditor

Audited Predecessor Combined Carve-out Statements of Operations for the years ended December 31, 2003, 2002 and 2001

Audited Predecessor Combined Carve-out Balance Sheets as of December 31, 2003 and 2002

Audited Predecessor Combined Carve-out Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

Audited Predecessor Combined Carve-out Statements of Changes in Stockholders’ Equity for the years ended December 31, 2003, 2002 and 2001

Notes to Predecessor Combined Carve-out Financial Statements

REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and Stockholder of Ship Finance International Limited.

In our opinion, the accompanying predecessor combined carve-out balance sheet and the related predecessor combined carve-out statements of operations, cash flows and changes in stockholder’s equity present fairly, in all material respects, the financial position of the predecessor to Ship Finance International Limited and its subsidiaries (the Company) at December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, on January 1, 2002 the Company adopted Statement of Financial Accounting Standard No. 142.

PricewaterhouseCoopers DA

Oslo, Norway

22 March 2004

REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and Stockholder of Ship Finance International Limited.

In our opinion, the accompanying predecessor combined carve-out balance sheet and the related predecessor combined carve-out statements of operations, cash flows and changes in stockholder’s equity present fairly, in all material respects, the financial position of the predecessor to Ship Finance International Limited and its subsidiaries (the Company) at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, on January 1, 2002 the Company adopted Statement of Financial Accounting Standard No. 142.

PricewaterhouseCoopers

Hamilton, Bermuda

28 November 2003

REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and Stockholder of Ship Finance International Limited.

In our opinion, the accompanying predecessor combined carve-out balance sheet and the related predecessor combined carve-out statements of operations, cash flows and changes in stockholder’s equity present fairly, in all material respects, the financial position of the predecessor to Ship Finance International Limited and its subsidiaries (the Company) at December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, on January 1, 2001 the Company changed its method of accounting for drydocking costs and adopted Statement of Financial Accounting Standard No. 133.

PricewaterhouseCoopers DA

Oslo, Norway

28 November 2003

SHIP FINANCE INTERNATIONAL LIMITED

Audited Predecessor Combined Carve-out Statements of Operations for the years ended

December 31, 2003, 2002 and 2001

(in thousands of $)

	Year ended December 31,
	2003	2002	2001
Operating revenues
Time charter revenues	40,759	10,873	5,804
Bareboat charter revenues	25,986	30,121	27,067
Voyage charter revenues	628,323	324,180	453,784
Total operating revenues	695,068	365,174	486,655
Operating expenses
Voyage expenses and commission	148,533	93,996	75,199
Ship operating expenses	81,989	81,369	85,105
Depreciation and amortization	106,015	96,773	88,603
Administrative expenses	9,715	6,945	7,030

Total operating expenses
	346,252	279,083	255,937
Net operating income	348,816	86,091	230,718
Other income (expenses)
Interest income	5,866	8,511	4,346
Interest expense	(35,117)	(42,126)	(58,892)
Share of results of associated companies	22,098	(10,125)	14,259
Foreign currency exchange gain (loss)	(10,442)	(5,644)	6,246
Other financial items, net	3,591	(4,541)	(9,139)
Net other income (expenses)	(14,004)	(53,925)	(43,180)
Net income before cumulative effect of change in accounting principle	334,812	32,166	187,538
Cumulative effect of change in accounting principle	—	(14,142)	24,472
Net income (loss)	334,812	18,024	212,010

See accompanying Notes that are an integral part of these Predecessor Combined Carve-out Financial Statements

SHIP FINANCE INTERNATIONAL LIMITED

Audited Predecessor Combined Carve-out Balance Sheets as of December 31, 2003 and 2002

(in thousands of $)

	December 31, 2003	December 31, 2002

ASSETS
Current Assets
Cash and cash equivalents	26,519	20,634
Trade accounts receivable	23,896	22,993
Other receivables	7,251	6,967
Inventories	16,248	19,949
Voyages in progress	34,916	30,648
Prepaid expenses and accrued income	2,234	1,699
Total current assets	111,064	102,890
Newbuildings and vessel purchase options	8,370	8,370
Vessels and equipment, net	1,863,504	1,904,146
Investment in associated companies	160,082	93,673
Deferred charges	4,304	4,338
Other long term assets	9,024	10,190

Total assets	2,156,348	2,123,607

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short term debt and current portion of long-term debt	141,522	131,293
Trade accounts payable	4,664	5,215
Accrued expenses	18,729	26,621
Mark to market valuation of derivatives	9,217	16,066
Other current liabilities	10,936	7,237
Amount due to parent company	299,166	476,016
Total current liabilities	484,234	662,448
Long-term liabilities
Long term debt	850,088	975,554
Total liabilities	1,334,322	1,638,002
Commitments and contingencies
Stockholders’ equity
Invested equity	822,026	485,605
Total stockholders’ equity	822,026	485,605
Total liabilities and stockholders’ equity	2,156,348	2,123,607

See accompanying Notes that are an integral part of these Predecessor Combined Carve-out Financial Statements

SHIP FINANCE INTERNATIONAL LIMITED

Audited Predecessor Combined Carve-out Statements of Cash Flows for the years ended
December 31, 2003, 2002 and 2001

(in thousands of $)

	Year ended December 31,
	2003	2002	2001
Operating activities
Net income (loss)	334,812	18,024	212,010
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	106,015	96,773	88,603
Amortization of deferred charges	1,019	814	775
Share of results of associated companies	(22,098)	10,125	(14,259)
Interest income, capitalized	(4,489)	(7,077)	(638)
Unrealized foreign exchange (gain) loss	10,716	5,334	(6,706)
Change in accounting principle	—	14,142	(24,472)
Adjustment of derivatives to market value	(6,850)	2,511	10,996
Release of accumulated other comprehensive income to net income	1,609	839	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable	(343)	6,517	23,292
Other receivables	(129)	(3,537)	4,817
Inventories	4,540	(10,718)	(158)
Voyages in progress	(3,061)	(23,990)	14,410
Prepaid expenses and accrued income	(285)	(72)	244
Trade accounts payable	(539)	1,115	1,351
Accrued expenses	(9,092)	3,899	(2,226)
Other current liabilities	3,698	959	(872)
Net cash provided by operating activities	415,523	115,658	307,167
Investing activities
Additions to newbuildings, vessels and equipment	—	(249,291)	(210,036)
Investments in associated companies	(70,045)	(7,490)	(65,100)
Proceeds from sales of investments in associated companies	17,245	—	—
Net maturity (placement) of loans receivable	1,168	(1,085)	3,286
Repayment of other long term liabilities	—	(3,913)	—
Net cash provided by (used in) investing activities	(51,632)	(261,779)	(271,850)
Financing activities
Amount due to parent company	(178,785)	41,424	(59,454)
Proceeds from long term debt	—	228,686	164,600
Repayments of long term debt	(178,236)	(126,713)	(129,208)
Debt fees paid	(985)	(2,683)	(487)
Net cash (used in) provided by financing activities	(358,006)	140,714	(24,549)
Net increase (decrease) in cash and cash equivalents	5,885	(5,407)	10,768
Cash and cash equivalents at beginning of period	20,634	26,041	15,273
Cash and cash equivalents at end of period	26,519	20,634	26,041
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	31,543	43,036	54,963

See accompanying Notes that are an integral part of these Predecessor Combined Carve-out Financial Statements

SHIP FINANCE INTERNATIONAL LIMITED

Audited Predecessor Combined Carve-out Statements of Changes in Stockholders’ Equity
for the years ended December 31, 2003, 2002 and 2001

(in thousands of $)

Invested equity

Balance at December 31, 2000	259,632
Net income	212,010
Transition adjustment on adoption of SFAS 133	(2,844)
Change in fair values of derivative instruments accounted for as cash flow hedges	(2,056)
Other comprehensive income (loss)	(4,900)
Comprehensive income	207,110
Balance at December 31, 2001	466,742
Net income	18,024
Release of accumulated other comprehensive income to net income	839
Other comprehensive income (loss)	839
Comprehensive income	18,863
Balance at December 31, 2002	485,605
Net income	334,812
Release of accumulated other comprehensive income to net income	1,609
Other comprehensive income (loss)	1,609
Comprehensive income	336,421
Balance at December 31, 2003	822,026

See accompanying Notes that are an integral part of these Predecessor Combined Carve-out Financial Statements

SHIP FINANCE INTERNATIONAL LIMITED

Notes to the Predecessor Combined Carve-out Financial Statements

1.  GENERAL

Ship Finance International Limited (the “Company” or “Ship Finance”) was incorporated in Bermuda on October 10, 2003 for the purpose of acquiring certain of the shipping assets of its parent company, Frontline Ltd. (“Frontline”). Frontline is a publicly listed Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore (“OBO”) carriers. The Company is a wholly-owned subsidiary of Frontline. Frontline operates tankers of two sizes: very large crude carriers (“VLCCs”) which are between 200,000 and 320,000 deadweight tons (“dwt”), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. Frontline is a holding company which operates through subsidiaries and joint ventures located in Bermuda, Isle of Man, Liberia, Norway, Panama, Singapore, the Bahamas and Sweden.

These predecessor combined carve-out financial statements have been prepared to reflect the combination of certain of Frontline’s wholly-owned VLCC and Suezmax owning subsidiaries, interests in joint ventures plus a purchase option to acquire a further VLCC.

These predecessor combined carve-out financial statements have been prepared in contemplation of a proposed transaction to be entered into between the Company and Frontline. Pursuant to a fleet purchase agreement executed in December 2003, effective January 1, 2004, the Company acquired from Frontline certain of Frontline’s wholly-owned VLCC and Suezmax owning subsidiaries, including certain subsidiaries acquired or expected to be acquired through a reorganization of interests in certain joint ventures plus a purchase option to acquire a further VLCC (together the “Vessel Interests”).

2.  ACCOUNTING POLICIES

Basis of accounting

For the years ended December 31, 2003, 2002 and 2001, the predecessor combined carve-out financial statements presented herein have been carved out of the consolidated financial statements of Frontline. These predecessor combined carve-out financial statements include the combined assets, liabilities and results of operations and cash flows of the corporations listed in Note 4 and the combined interests in joint ventures listed in Note 11. These predecessor combined carve-out financial statements for the years ended December 31, 2003, 2002 and 2001 therefore reflect the following:

•                                          the historical book values of the corporations listed in Note 4 and the interests in associated companies listed in Note 11, held by Frontline on January 1, 2001; and

•                                          the acquisitions undertaken by Frontline in the three year period ended December 31, 2003 as described in Note 21. These acquired corporations have been accounted for at fair value at the date of acquisition.

The predecessor combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States. The predecessor combined carve-out financial statements include the assets and liabilities of the Company’s planned subsidiaries. Investments in companies in which the Company directly or indirectly holds more than 50 per cent of the voting control are combined, unless the Company is unable to control the investee. Subsidiaries acquired have been combined with effect from the acquisition date.

Investments in companies in which the Company holds between 20 per cent and 50 per cent of an ownership interest, and over which the Company exercises significant influence, are accounted for using the equity method. The Company records its investments in equity-method investees on the predecessor combined carve-out balance sheets as “Investment in associated companies” and its share of the investees’ earning or losses in the predecessor combined carve-out statements of operations as “Share in results from associated companies”. Six companies in which the Company owns 50.1 per cent have been accounted for using the equity method as the Company is not able to exercise control.

Frontline is a shipping company with activities that include the ownership and operation of oil tankers and dry bulk carriers as well as leasing of vessels and participation in tanker owning joint venture arrangements. Frontline is also involved in the purchase and sale of vessels. Where Frontline’s assets, liabilities, revenues and expenses relate to the specific Vessel Interests, these have been identified and carved out for inclusion in these financial statements. Frontline’s shipping interests and other assets, liabilities, revenues and expenses that do not relate to the Vessel Interests have been identified and not included in these financial statements. The preparation of the carved out financial statements requires allocation of certain assets and liabilities and expenses where these items are not identifiable as related to one specific activity. Administrative overheads of Frontline that cannot be related to a specific vessel type of operations have been allocated pro-rata based on the number of vessels in the Company compared with the number in Frontline’s total fleet. Management has deemed that the related allocations are reasonable to present the financial position, results of operations, and cash flows of the Company. Management believes the various allocated amounts would not materially differ from those that would have been achieved had Ship Finance operated on a stand-alone basis for all periods presented. However, the financial position, results of operations and cash flows of the Company are not necessarily indicative of those that would have been achieved had the Company operated autonomously for all periods presented as the Company may have made different operational and investment decisions as a Company independent of Frontline.

The majority of the Company’s assets, liabilities, revenues and expenses are vessel specific and are included in the vessel owning subsidiaries financial statements. However, in addition, the following significant allocations have been made:

Goodwill:  Goodwill has arisen on certain of the acquisitions undertaken in the three year period ended December 31, 2003 as described in Note 21. Goodwill has been allocated to Ship Finance on the basis that the vessels obtained in these acquisitions, and which the goodwill is considered to relate to, are included in these predecessor combined carve-out financial statements. The associated amortization of goodwill has also been allocated to Ship Finance and recognized in these predecessor combined carve-out financial statements.

Long term debt:  An allocation of corporate debt of Frontline has been made which totals $8,608,000, $9,308,000 and $nil, as of December 31, 2003, December 31, 2002 and 2001, respectively. This debt has been allocated as it relates specifically to an entity of which the Company has a purchase option. The associated interest expense has also been allocated to these predecessor combined carve-out financial statements.

Interest rate swaps:  For the purposes of the predecessor combined carve-out financial statements, interest rate swaps specific to carved out debt have been included. In addition, non-debt specific interest rate swaps with notional principal amounts of $50,000,000 have been included on the basis that such swaps were intended to cover the floating rate debt that has been included in these predecessor combined carve-out statements. The associated mark to market adjustments arising on the swaps has also been allocated to these predecessor combined carve-out financial statements and is included in other financial items, net.

Administrative expenses:  Frontline’s overheads relate primarily to management organizations in Bermuda and Oslo that manage the business. These overhead costs include salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses. Other employee related costs include costs recognized in relation to Frontline’s employee share option plan. The amount of such costs, presented as part of administrative expenses, which was allocated from these organizations was $8,995,000, $5,364,000 and $4,532,000 for the years ended December 31, 2003, 2002 and 2001 respectively.

No allocation of interest income has been made and interest income reported in the predecessor combined carve-out financial statements represents interest income earned by the vessel owning subsidiaries and interest earned on loans to joint ventures.

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The predecessor combined carve-out financial statements do not purport to be indicative of either the future financial position, results of operations or cash flows had Ship Finance been a stand-alone entity for the periods presented.

Cash and cash equivalents

For the purposes of the predecessor combined carve-out financial statements of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

Inventories

Inventories, which comprise principally fuel and lubricating oils, are stated at the lower of cost and market value. Cost is determined on a first-in, first-out basis.

Vessels and equipment

The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels’ estimated remaining economic useful lives. The estimated economic useful life of the Company’s double hull vessels is 25 years and for single hull vessels is either 25 years or the vessel’s anniversary date in 2015, whichever comes first.

With effect from April 2001, the International Maritime Organization implemented new regulations that resulted in the accelerated phase-out of single hull vessels. As a result of this, the Company re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel’s anniversary date in 2017 whichever came first. As a result, the estimated useful life of five of the Company’s vessels was reduced in the fourth quarter of 2001. A change in accounting estimate was recognized to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $0.3 million for 2001.

In December 2003, the International Maritime Organization adopted new regulations that will result in a more accelerated phase-out of single hull vessels.  As a result of this, the Company re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel’s anniversary date in 2015 whichever came first. As a result, the estimated useful life of thirteen of the Company’s vessels was reduced in the fourth quarter of 2003.  A change in accounting estimate was recognized to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.1 million in 2003.

Newbuildings and vessel purchase options

The carrying value of the vessels under construction (“Newbuildings”) represents the accumulated costs to the balance sheet date that the Company has had to pay by way of purchase installments and other capital expenditures together with capitalized loan interest and associated finance costs. No charge for depreciation is made until the vessel is put into operation.

Vessel purchase options are capitalized at the time option contracts are acquired or entered into. The Company reviews expected future cash flows, which would result from exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable. If the expected future cash flows are less than the carrying value of the option plus further costs to delivery, provision is made to write down the carrying value of the option to the recoverable amount. The carrying value of each option payment is written off as and when the Company adopts a formal plan not to exercise the option. Purchase price payments are capitalized and the total of the option payment, if any, and purchase price payment is transferred to cost of vessels, upon exercise of the option and delivery of the vessel to the Company.

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

Deferred charges

Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight-line basis of amortization approximates the effective interest method in the Company’s predecessor combined carve-out statement of operations. Amortization of loan costs is included in interest expense.

Revenue and expense recognition

Revenues and expenses are recognized on the accrual basis. Revenues are generated from freight billings, contracts of affreightment, time charter and bareboat charter hires. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis in the predecessor combined carve-out statements of operations. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimated results of the voyage recorded as at the reporting date.

In December 1999, Frontline entered into an agreement with five other shipowners to operate a pool (the “Tankers Pool”) of their respective VLCC fleets. The Tankers Pool commenced operations on February 1, 2000 with an initial fleet of 39 modern VLCCs. In July 2002, Frontline withdrew from the Tankers Pool. These predecessor combined carve-out financial statements reflect the operation of the Tankers Pool for those vessels included in the carve out. The operating revenues and voyage expenses of the vessels operating in the Tankers Pool, and certain other pool arrangements, are pooled and net operating revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The same revenue and expenses principles stated above are applied in determining the pool net operating revenues.

Drydocking provisions

Normal vessel repair and maintenance costs are charged to expense when incurred.

In 2001, the Company changed its accounting policy for drydockings. Prior to 2001, provisions for future drydockings were accrued and charged to expense on a pro-rata basis over the period to the next scheduled drydockings. Effective January 1, 2001 the Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the “expense as incurred” method. The expense as incurred method is considered by management to be a more reliable method of recognizing drydocking costs as it eliminates the uncertainty associated with estimating the cost and timing of future drydockings. The cumulative effect of this change in accounting principle is shown separately in the predecessor combined carve-out statements of operations for the year ended December 31, 2001 and resulted in a credit to income of $24.5 million in 2001. The cumulative effect of this change as of January 1, 2001 on the Company’s combined balance sheet was to reduce total liabilities by $24.5 million.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired in business acquisitions accounted for under the purchase method. Goodwill is presented net of accumulated amortization and until December 31, 2001 was being amortized over a period of approximately 17 years. As of January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) and recorded an impairment charge of $14.1 million for the unamortised goodwill on that date that is shown separately in the predecessor combined carve-out statement of operations as a cumulative effect of change in accounting principle. The valuation of the fair value of the reporting unit used to assess the recoverability of goodwill was a combination of independent third party valuations and the quoted market price of the Company’s shares. Supplemental comparative disclosure as if this accounting change had been retroactively applied is as follows:

(in thousands of $)	2001

Net income
As reported	212,010
Goodwill amortization	700
Adjusted net income	212,710

Derivatives

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. Hedge accounting is used to account for these swaps provided certain hedging criteria are met. As of January 1, 2001, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivatives and Hedging Activities” (“SFAS 133”). Certain hedge relationships met the hedge criteria prior to SFAS 133, but do not meet the criteria for hedge accounting under SFAS 133. The Company adopted SFAS 133 in the first quarter of fiscal year 2001 and upon initial adoption recorded certain transition adjustments resulting in recognizing the fair value of its derivatives as assets of $0.4 million and liabilities of $0.7 million. A gain of $0.2 million was recognized in income and a charge of $0.5 million made to other comprehensive income. On January 1, 2002, the Company discontinued hedge accounting for two interest rate swaps previously accounted for as cash flow hedges. This resulted in a balance of $4.9 million being frozen in accumulated other comprehensive income as at that date and this will be reclassified to the statement of operations over the life of the underlying hedged instrument.

Pre-SFAS 133 Adoption

Hedge accounting is applied where the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item. Additionally, the derivative must result in payoffs that are expected to be inversely correlated to those of the hedged item. Derivatives are measured for effectiveness both at inception and on an ongoing basis. When hedge accounting is applied, the differential between the derivative and the underlying hedged item is accrued as interest rates change and recognized as an adjustment to interest expense. The related amount receivable from or payable to counterparties is included in accrued interest income or expense, respectively. Prior to January 1, 2001, the fair values of the interest rate swaps are not recognized in the financial statements.

If a derivative ceases to meet the criteria for hedge accounting, any subsequent gains and losses are currently recognized in income. If a hedging instrument is sold or terminated prior to maturity, gains and losses continue to be deferred until the hedged instrument is recognized in income. Accordingly, should a swap be terminated while the underlying debt remains outstanding, the gain or loss is adjusted to the basis of the underlying debt and amortized over its remaining useful life.

Post-SFAS 133 Adoption

SFAS 133, as amended by SFAS 137 “Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No.133” and SFAS 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133”, requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In order to qualify for hedge accounting under SFAS 133, certain criteria and detailed documentation requirements must be met.

Financial Instruments

In determining fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives and long term debt, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Foreign currencies

The Company’s functional currency is the U.S. dollar as the majority of revenues are received in U.S. dollars and a majority of the Company’s expenditures are made in U.S. dollars. The Company’s reporting currency is U.S. dollars. All of the Company’s combined entities report in U.S. dollars.

Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included in the predecessor combined carve-out statements of operations.

3.  RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued Interpretation 46 Revised, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be combined by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of Interpretation 46 apply in the first fiscal year or interim period ending after December 15, 2003 to variable interest entities created after January 31, 2003. The consolidation requirements apply in the first fiscal year or interim period ending after December 15, 2003 for “Special Purpose Entities” created before January 31, 2003. The consolidation requirements apply in the first fiscal year or interim period ending after March 15, 2004 for other entities created before January 31, 2003.  Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

The Company has an option to purchase the VLCC Oscilla on or before the expiry of a five-year time charter, which commenced in March 2000. Oscilla is owned and operated by an unrelated entity, Seacrest Shipping Ltd. (“Seacrest”). If the Company had exercised its option at December 31, 2003, the cost to the Company of the Oscilla would have been approximately $42.3 million and the maximum exposure to loss is $17.4 million, representing amounts outstanding from Seacrest of $9.0 million and the carrying value of the option of $8.4 million. At December 31, 2003, Seacrest had total indebtedness of $36.0 million (including $9.0 million due to the Company) and JPY674.6 million (equivalent to $6.3 million) and the fair value of the vessel Oscilla was $78.5 million.

4.  COMBINED ENTITIES

The Vessel Interests are all owned by separate legal entities. The following table sets out the details of the significant subsidiaries of Frontline included in the carved out combined financial statements:

Name	Vessel	Country of Incorporation	Ownership Percentage

Granite Shipping Co. Ltd.	Front Granite	Bahamas	100%
Golden Current Limited	Opalia	Isle of Man	100%
Bonfield Shipping Ltd.	Front Driver	Liberia	100%
Fourways Marine Limited	Front Spirit	Liberia	100%
Front Ardenne Inc.	Front Ardenne	Liberia	100%
Front Brabant Inc.	Front Brabant	Liberia	100%
Front Falcon Corp.	Front Falcon	Liberia	100%
Front Glory Shipping Inc.	Front Glory	Liberia	100%
Front Pride Shipping Inc.	Front Pride	Liberia	100%
Front Saga Inc.	Front Page	Liberia	100%
Front Serenade Inc.	Front Serenade	Liberia	100%
Front Splendour Shipping Inc.	Front Splendour	Liberia	100%
Front Stratus Inc.	Front Stratus	Liberia	100%
Golden Bayshore Shipping Corporation	Navix Astral	Liberia	100%
Golden Estuary Corporation	Front Comanche	Liberia	100%
Golden Fjord Corporation	Front Commerce	Liberia	100%
Golden Seaway Corporation	New Vanguard	Liberia	100%
Golden Sound Corporation	New Vista	Liberia	100%
Golden Tide Corporation	New Circassia	Liberia	100%
Katong Investments Ltd.	Front Breaker	Liberia	100%
Langkawi Shipping Ltd.	Front Birch	Liberia	100%
Patrio Shipping Ltd.	Front Hunter	Liberia	100%
Rakis Maritime S.A.	Front Fighter	Liberia	100%
Sea Ace Corporation	Front Ace	Liberia	100%
Sibu Shipping Ltd.	Front Maple	Liberia	100%
Southwest Tankers Inc.	Front Sunda	Liberia	100%
West Tankers Inc.	Front Comor	Liberia	100%
Puerto Reinosa Shipping Co. S.A.	Front Lillo	Panama	100%
Aspinall Pte Ltd.	Front Viewer	Singapore	100%
Blizana Pte Ltd.	Front Rider	Singapore	100%
Bolzano Pte Ltd.	Mindanao	Singapore	100%
Cirebon Shipping Pte Ltd.	Front Vanadis	Singapore	100%
Fox Maritime Pte Ltd.	Front Sabang	Singapore	100%
Front Dua Pte Ltd.	Front Duchess	Singapore	100%
Front Empat Pte Ltd.	Front Highness	Singapore	100%
Front Enam Pte Ltd.	Front Lord	Singapore	100%
Front Lapan Pte Ltd.	Front Climber	Singapore	100%
Front Lima Pte Ltd.	Front Lady	Singapore	100%
Front Tiga Pte Ltd.	Front Duke	Singapore	100%
Front Tujuh Pte Ltd.	Front Emperor	Singapore	100%
Front Sembilan Pte Ltd.	Front Leader	Singapore	100%
Rettie Pte Ltd.	Front Striver	Singapore	100%
Transcorp Pte Ltd.	Front Guider	Singapore	100%

5.  TAXATION

Bermuda

Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

United States

The Company does not accrue U.S. income taxes as, in the opinion of U.S. counsel, the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

A reconciliation between the income tax expense resulting from applying the U.S. Federal statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as the Company’s net income is subject to neither Bermuda nor U.S. tax.

Other Jurisdictions

Certain of the Company’s subsidiaries in Singapore are subject to taxation. The tax paid by subsidiaries of the Company that are subject to taxation is not material.

6.  LEASES

The minimum future revenues to be received on time charters, bareboat charters and other contractually committed income as of December 31, 2003 are as follows:

Year ending December 31,	Yen revenues
in thousands of ¥ and $)	(in ¥)	($equivalent)	Dollar revenues	Total

2004	768,600	7,176	30,722	37,898
2005	766,500	7,157	30,821	37,977
2006	766,500	7,157	31,003	38,160
2007	766,500	7,157	19,790	26,947
2008	768,600	7,176	8,300	15,476
2009 and later	1,694,700	15,824	—	15,824
Total minimum lease revenues	5,531,400	51,647	120,636	172,283

The cost and accumulated depreciation of the vessels leased to third parties at December 31, 2003 and 2002 were as follows:

(in thousands of $)	December 2003	December 2002

Cost	513,470	354,199
Accumulated depreciation	45,044	29,719

7.  TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $724,000 and $540,000 as of December 31, 2003 and 2002 respectively.

8.  OTHER RECEIVABLES

(in thousands of $)	December 2003	December 2002

Agent receivables	2,385	2,781
Other receivables	4,866	4,186
	7,251	6,967

Other receivables are presented net of allowances for doubtful accounts amounting to $nil as of each of December 31, 2003, 2002 and 2001, respectively.

9.  NEWBUILDINGS AND VESSEL PURCHASE OPTIONS

(in thousands of $)	December 2003	December 2002

Newbuildings	—	—
Vessel purchase options	8,370	8,370
	8,370	8,370

The carrying value of newbuildings represents the accumulated costs to the balance sheet date, which the Company has paid by way of purchase installments, and other capital expenditures together with capitalized loan interest. Interest capitalized in the cost of newbuildings amounted to $nil, and $936,000 in 2003 and 2002 respectively. The Company took delivery of four newbuildings during 2002.

The Company has an option from a third party to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. The purchase price is equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel’s owning company. As at December 31, 2003 the outstanding mortgage debt of the Oscilla’s owning company amounted to $35,990,067 plus ¥674,645,262 (equivalent to $6,299,209). (2002—$43,013,215 plus ¥759,454,316 (equivalent to $6,406,735)). Included in this amount at December 31, 2003 is debt of $9,023,090 due to the Company (2002—$10,190,000). The fair value assigned to this option in the purchase accounting for Golden Ocean was $8,370,000. The fair value was calculated at the time of purchase as the difference between the fair value of the vessel and the mortgage debt outstanding.

10.  VESSELS AND EQUIPMENT, NET

(in thousands of $)	December 2003	December 2002

Cost	2,607,693	2,542,320
Accumulated depreciation	(744,189)	(638,174)

Net book value at end of year	1,863,504	1,904,146

Depreciation expense was $106.1 million, $96.8 million and $87.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

11.  INVESTMENT IN ASSOCIATED COMPANIES

At December 31, 2003, the Company has the following participation in investments that are recorded using the equity method:

Name	Vessel/Activity	Country of Incorporation	Ownership Percentage

Ariake Transport Corporation	Ariake	Liberia	50.1%
Dundee Navigation SA	Dundee	Liberia	50.1%
Edinburgh Navigation SA	Edinburgh	Liberia	50.1%
Hitachi Hull #4983 Corporation	Hakata	Liberia	50.1%
Sakura Transport Corporation	Sakura I	Liberia	50.1%
Tokyo Transport Corporation	Tanabe	Liberia	50.1%

The equity method investees are engaged in the ownership and operation of oil tankers.

Summarized balance sheet information of the Company’s equity method investees is as follows:

(in thousands of $)	December 2003	December 2002

Current assets	29,617	44,545
Non current assets	387,322	623,538
Current liabilities	(106,984)	(191,652)
Non current liabilities	(201,347)	(470,486)

Summarized statement of operations information of the Company’s equity method investees is as follows:

(in thousands of $)	2003	2002	2001

Net operating revenues	93,872	61,159	49,207
Net operating income	79,434	17,879	24,612
Net income (loss)	45,039	(19,208)	25,804

In the year ended December 31, 2003, the Company recorded an impairment charge of $5.2 million related to the other-than-temporary decline in value of its investments in Golden Lagoon Corporation and Ichiban Transport Corporation. This impairment charge was triggered by signing agreements on June 25, 2003 for the sale of our investments for proceeds which were less than book value of those investments.  We disposed of those investments in July 2003 and increased our investments in Ariake Transport Corporation, Sakura Transport Corporation, Tokyo Transport Corporation and Hitachi Hull No 4983 Ltd. from 33.33% to 50.10%.

We held 50% of the shares of Golden Tide Corporation during the year ended December 31, 2002 and the six months ended June 30, 2003. The statement of operations includes our 50% share of the earnings of Golden Tide Corporation for the year ended December 31, 2002 and the six months ended June 30, 2003. On June 30, 2003 we acquired the remaining 50% of the shares of this company for $9.5 million and we combined the assets, principally the vessel, amounting to approximately $65.5 million and liabilities, principally the long-term debt, amounting to approximately $52.3 million, from that date.

12.  DEFERRED CHARGES

Deferred charges represent debt arrangement fees that are capitalized and amortized on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(in thousands of $)	December 2003	December 2002

Debt arrangement fees	8,142	7,173
Accumulated amortization	(3,838)	(2,835)

	4,304	4,338

13.  OTHER LONG TERM ASSETS

Other long-term assets represent amounts due to the Company from third party entities that own the vessel, Oscilla, over which the Company has a purchase option. (see Note 9).

14.  GOODWILL

Goodwill is stated net of related accumulated amortization as follows:

(in thousands of $)	December 2003	December 2002

Goodwill	—	14,142
Accumulated amortization	—	(14,142)

	—	—

The Company adopted SFAS 142 effective January 1, 2002 and recorded an impairment charge of $14.1 million for the unamortised goodwill on that date (see Note 2). See Note 21 for a description of the business acquisitions that have resulted in the recording of goodwill in these carved out financial statements.

15.  ACCRUED EXPENSES

(in thousands of $)	December 2003	December 2002

Ship operating and voyage expenses	15,923	22,259
Administrative expenses	152	159
Interest expense	2,654	4,203
	18,729	26,621

16.  AMOUNT DUE TO PARENT COMPANY

The amount due to parent company represents principally intercompany balances between each of the subsidiaries and Frontline and the effect of the carve out of the Vessel Interests from Frontline. Frontline operates a centralized treasury function and the majority of cash earned in subsidiaries is swept up into Frontline Ltd. and is accounted for through intercompany balances.

For the purposes of these predecessor combined carve-out financial statements no interest expense has been imputed on the amount due to parent company.

17.  DEBT

For the purposes of the predecessor combined carve-out financial statements for the years ended December 31, 2003 and 2002, two types of debt have been included:

1.                                       Vessel specific debt included in the subsidiary financial statements. As of December 31, 2003 and 2002 this was a total of $982,808,000 and $1,094,727,000 respectively.

2.                                       An allocation of corporate debt of Frontline. As of December 31, 2003 and 2002 this was a total of $8,608,000 and $9,308,000 respectively.

(in thousands of $)	December 2003	December 2002

US Dollar denominated floating rate debt (LIBOR + 0.485% to 2.75%) due through 2011	901,585	1,061,030
Yen denominated floating rate debt (LIBOR + 1.125% to 1.3135%) due through 2011	89,830	43,006
Credit facilities	195	2,811

Total debt	991,610	1,106,847
Less: short term and current portion of long term debt	(141,522)	(131,293)

	850,088	975,554

The outstanding debt as of December 31, 2003 is repayable as follows:

(in thousands of $)	December 2003

2004	141,522
2005	230,993
2006	205,044
2007	111,543
2008 and later	302,508

Total debt	991,610

The weighted average interest rate for the floating rate debt denominated in US dollars was 3.07 per cent and 3.83 per cent as of December 31, 2003 and December 31, 2002, respectively. The weighted average interest rate for the floating rate debt denominated in Yen was 1.32 per cent and 1.37 per cent as of December 31, 2003 and 2002, respectively. These rates take into consideration related interest rate swaps.

Substantially all of the debt is collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. Existing financing agreements impose operation and financing restrictions which may significantly limit or prohibit, among other things, the ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, the lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including failure to comply with any of the covenants contained in our financing agreements. Various debt agreements contain certain covenants which require compliance with certain financial ratios. Such ratios include equity ratio covenants, minimum value clauses, and minimum free cash restrictions. These covenants are assessed at the parent company. i.e. at Frontline consolidated level. As of December 31, 2003 and December 31, 2002, Frontline complied with all the debt covenants of its various debt agreements.

18.  SHARE CAPITAL

The Company was incorporated on October 10, 2003 with authorized share capital of 12,000 common shares of $1.00 par value each. On that date, 12,000 common shares of $1.00 par value each were issued to the initial shareholder, Frontline Ltd. For the purposes of these predecessor combined carve-out financial statements, the Company is assumed to have no issued share capital prior to October 10, 2003.

19.  FINANCIAL INSTRUMENTS

Interest rate risk management: In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are J.P. Morgan Chase, Nordea Bank Norge, Credit Agricole Indosuez, Deutsche Schiffsbank, Midland Bank (HSBC), Den norske Bank and Skandinaviska Enskilda Banken. Credit risk exists to the extent that the counterparties are unable to perform under the contracts.

The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. For the purposes of the carved out combined financial statements, interest rate swaps specific to carved out debt have been included. In addition, non debt specific interest rate swaps with notional principal amounts of $50,000,000 have been included. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

Principal at December 31, 2003	Inception Date	Maturity Date	Fixed Interest Rate

(in thousands of $)

$50,000	January 2001	January 2006	5.635%
$49,338 reducing monthly to $29,793	March 1998	March 2006	7.288%
$53,352 reducing monthly to $17,527	September 1998	August 2008	7.490%

Foreign currency risk: The majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. One of the Company’s subsidiaries has Yen denominated long-term debt which as of December 31, 2003 stood at Yen 9,620,805,000 and a charter contract denominated in Yen with contracted payments as set forth in Note 6. There is a risk that currency fluctuations will have a negative effect on the value of the Company’s cashflows. The Company has not entered into derivative contracts for either transaction or translation risk. Accordingly, such risk may have an adverse effect on the Company’s financial condition and results of operations. Fair Values The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2003 and 2002 are as follows:

(in thousands of $)	December 2003 Carrying Value	December 2003 Fair Value	December 2002 Carrying Value	December 2002 Fair Value

Non-Derivatives:
Cash and cash equivalents	26,519	26,519	20,634	20,634
Short term debt and current portion of long term debt	141,522	141,522	131,293	131,293
Long term debt	850,088	850,088	975,554	975,554
Derivatives:
Interest rate swap transactions	5,258	5,258	16,066	16,066

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The fair value of interest rate swaps is estimated by taking into account the cost of entering into interest rate swaps to offset the Company’s outstanding swaps. Concentrations of risk There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with the Bank of America N.A., Skandinaviska Enskilda Banken, BNP Paribas, Den norske Bank and Nordea Bank Norge. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

The majority of the vessels’ gross earnings are receivable in U.S. dollars. In 2003 and 2002, no customer accounted for 10 per cent or more of freight revenues.

20.  RELATED PARTY TRANSACTIONS

During 1996, 1997 and January 1998, Frontline received options to assume newbuilding contracts for the construction and purchase of five Suezmax tankers at the Hyundai Heavy Industries Co. Ltd. shipyard in South Korea for delivery in 1998 and 2000 from single-ship owning companies affiliated with Hemen Holding Ltd. (“Hemen”). Hemen is Frontline’s largest shareholder and is indirectly controlled by Mr. John Fredriksen, Chairman and Chief Executive Officer of Frontline and of the Company. Two of the single-ship owning companies, owning vessels delivered in 1998, have been included in these carved out financial statements.

In September 2000 Frontline acquired a 1993-built VLCC, which was named Front Ace from a company affiliated with Hemen. This vessel was acquired for a price of $53 million which was based on three independent valuations less a $1 million discount compared to appraised market value. The single ship owning company that owns Front Ace has been included in these predecessor combined carve-out financial statements.

In February 2001, the Company acquired newbuilding contracts for the construction and purchase of three VLCC tankers at the Hitachi shipyard in Japan for delivery in 2002 from Seatankers Management Co. Ltd., a company affiliated with Hemen. These contracts were acquired for the original contract price of $72 million each plus $0.5 million per contract. These three newbuildings were delivered in 2002 and are included in these predecessor combined carve-out financial statements.

21.  ACQUISITIONS

ICB Shipping AB (publ)

In September 1997, Frontline made a public offer to acquire all of the shares of ICB Shipping AB (publ) (“ICB”). Through the tender offer, by October 1997 Frontline acquired 51.7 per cent of the outstanding shares of ICB, representing 31.4 per cent of the voting rights, at a purchase price of approximately $215 million. During 1998, Frontline made further purchases of ICB Shares in the market and at December 31, 1998 had 34.2 per cent of the voting power. In the latter half of 1999 Frontline increased its shareholding in ICB to approximately 90 per cent of the capital and 93 per cent of the voting rights. In October 1999, a new Board of Directors was appointed in ICB and ICB consequently was controlled by Frontline. In December 1999, Frontline commenced a compulsory acquisition for the remaining shares in ICB and ICB was delisted from the Stockholm Stock Exchange. The carved out financial statements of the Company include all of the VLCC and Suezmax owning subsidiaries acquired by Frontline and the goodwill arising on the acquisition of ICB.

Golden Ocean Group Limited

On October 10, 2000, Frontline acquired the entire share capital of Golden Ocean Group Limited (“Golden Ocean”), a shipping group which held interests in 14 VLCCs and 10 bulk carriers. The total acquisition price paid, including amounts paid to settle allowed claims, was approximately $63.0 million. The difference between the purchase price and the net assets acquired, has been recorded as goodwill. The predecessor combined carve-out financial statements of the Company include seven VLCC owning subsidiaries acquired by Frontline, one option to acquire a VLCC and one interest in an associated company which owns a VLCC, and the goodwill arising on this acquisition.

Mosvold Shipping Limited

In April 2001, the Company announced an offer for all of the shares of Mosvold Shipping Limited (“Mosvold”), a Bermuda company whose shares were listed on the Oslo Stock Exchange. Through a combination of shares acquired and acceptances of the offer, Frontline acquired 97 per cent of the shares of Mosvold. The remaining 3 per cent of the shares of Mosvold were acquired during 2001 through a compulsory acquisition. Through the purchase of Mosvold Frontline acquired two mid-70s built VLCCs and three newbuilding contracts for VLCCs. The two mid-70s built VLCCs have subsequently been sold by Frontline. The first two of the newbuildings were delivered in 2002 and the third in July 2003. The total acquisition price paid for Mosvold was approximately $70.0 million and the acquisition has been accounted for using the purchase method. The difference between the purchase price and the net assets acquired, has been assigned to the identifiable long term assets of Mosvold. Thirty employees of Mosvold were made redundant as the result of the acquisition by Frontline and severance costs of approximately $0.3 million were incurred by Mosvold in the year ended December 31, 2001. The predecessor combined carve-out financial statements of the Company include one newbuilding VLCC owning subsidiary acquired by Frontline.

22. COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	December 2003	December 2002

Ship mortgages	1,863,504	1,904,146

Other Contractual Commitments

Frontline insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig, Britannia Steam Ship Insurance Association Limited, and the United Kingdom Mutual Steamship Assurance Association (Bermuda), all mutual protection and indemnity associations. As a member of these mutual associations, Frontline is subject to calls payable to the associations based on the Frontline’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

Certain of Frontline’s subsidiaries included in these predecessor combined carve-out financial statements have contractual rights to participate in the profits of the vessels New Vanguard and New Vista. Revenues arising from these arrangements have been accrued to the balance sheet date.

The charterers of two of the vessels included in these carved out combined financial statements have contractual rights to participate in the profits on sale of those vessels. If the New Vanguard or New Vista are sold, the charterer is entitled to claim up to $1 million to cover losses incurred on subcharters of the vessel. Any remaining profit is to be split 60:40 in favor of the owner.

The charterer of the vessel, Navix Astral, holds a purchase option denominated in yen to purchase the vessel. The purchase option reduces on a sliding scale over the term of the related charter and is at a strike price that is in excess of the related debt on the vessel. The option is exercisable at any time after the end of the seventh year of the charter.

23.  SUBSEQUENT EVENTS

In December 2003, Frontline agreed with its partner, Overseas Shipholding, Group, Inc. (“OSG”), to reorganize their mutual interests in six associated companies, which each own a VLCC. These agreements resulted in Frontline exchanging its interests in the vessels Dundee, Sakura I and Tanabe for OSG’s interests in the vessels Edinburgh, Ariake and Hakata, thereby increasing its interest in these vessels to 100.0% each.  These exchanges were concluded in February 2004. These interests have been allocated to Ship Finance in these predecessor combined carve-out financial statements on the basis of Frontline’s historical interest in these associated companies.

SHIP FINANCE INTERNATIONAL LIMITED

INDEX TO STAND ALONE FINANCIAL STATEMENTS

Report of Independent Auditor

Audited Statement of Operations for the period from October 10, 2003 (Inception) to December 31, 2003

Audited Balance Sheet as of December 31, 2003

Audited Statement of Cash Flows for the period from October 10, 2003 (Inception) to December 31, 2003

Notes to Financial Statements

REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and Stockholder of Ship Finance International Limited.

In our opinion, the accompanying balance sheet and the related statement of operations, cash flows and changes in stockholder’s equity present fairly, in all material respects, the financial position of Ship Finance International Limited (the Company) at December 31, 2003 and the results of their operations for the period from October 10, 2003 (Inception) to December 31, 2003, and its cash flows for the period from October 10, 2003 to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers DA

Oslo, Norway

6 February 2004

SHIP FINANCE INTERNATIONAL LIMITED

Audited Statement of Operations for the period from October 10, 2003 (Inception) to December 31, 2003

(in thousands of $)

Operating expenses
Administrative expenses	14
Total operating expenses	14
Other income (expenses)
Interest income	199
Interest expense	(2,122)
Net other income (expenses)	(1,923)

Net income (loss)	(1,937)

See accompanying Notes that are an integral part of these Financial Statements

SHIP FINANCE INTERNATIONAL LIMITED

Audited Balance Sheet as of December 31, 2003

(in thousands of $)

ASSETS
Current Assets
Restricted cash	565,500
Other receivables	211
Total current assets	565,711
Deferred charges	16,481
Total assets	582,192

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	—
Accrued expenses	4,015
Amount due to parent company	102
Total current liabilities	4,117
Long-term liabilities
Long term debt	580,000
Total liabilities	584,117
Commitments and contingencies	—
Stockholders’ equity
Share capital (12,000 shares of $1 authorized and issued)	12
Retained deficit	(1,937)
Total stockholders’ equity	(1,925)
Total liabilities and stockholders’ equity	582,192

See accompanying Notes that are an integral part of these Financial Statements

SHIP FINANCE INTERNATIONAL LIMITED

Audited Statement of Cash Flows for the period from October 10, 2003 (Inception) to December 31, 2003

(in thousands of $)

Operating activities

Net loss	(1,937)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of deferred charges	69
Other receivables	(199)
Accrued expenses	2,063
Amount due to parent company	4

Net cash provided by operating activities	nil

Investing activities

Net placement of restricted cash	(565,500)

Net cash provided by (used in) investing activities	(565,500)

Financing activities
Proceeds from long term debt	580,000
Debt fees paid	(14,500)

Net cash (used in) provided by financing activities	565,500

Net increase (decrease) in cash and cash equivalents	nil

Cash and cash equivalents at beginning of period	nil

Cash and cash equivalents at end of period	nil

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	nil

See accompanying Notes that are an integral part of these Financial Statements

SHIP FINANCE INTERNATIONAL LIMITED

Notes to the Financial Statements

1.  GENERAL

Ship Finance International Limited (the “Company” or “Ship Finance”) was incorporated in Bermuda on October 10, 2003 for the purpose of acquiring certain of the shipping assets of its parent company, Frontline Ltd. (“Frontline”). Frontline is a publicly listed Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore (“OBO”) carriers. The Company is a wholly-owned subsidiary of Frontline. Frontline operates tankers of two sizes: very large crude carriers (“VLCCs”) which are between 200,000 and 320,000 deadweight tons (“dwt”), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. Frontline is a holding company which operates through subsidiaries and joint ventures located in Bermuda, Isle of Man, Liberia, Norway, Panama, Singapore, the Bahamas and Sweden.

On December 11, 2003 the Company entered into a purchase agreement with Frontline to purchase certain of Frontline’s wholly-owned VLCC and Suezmax owning subsidiaries, including certain subsidiaries acquired or expected to be acquired through a reorganization of interests in certain joint ventures plus a purchase option to acquire a further VLCC (together the “Vessel Interests”).

On December 18, 2003 the Company issued $580 million of 8.5% Senior Notes due 2013 in a private offering to Qualified Institutional Buyers.  The proceeds from this offering, together with a deemed equity contribution of approximately $525 million from Frontline, will be used to complete the acquisition of the Vessel Interests.

2.  ACCOUNTING POLICIES

Basis of accounting

These financial statements are prepared in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For the purposes of the statement of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

Deferred charges

Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method in the Company’s statement of operations. Amortization of loan costs is included in interest expense.

Financial Instruments

In determining fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives and long term debt, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

The Company has no independent assets or operations from those if its subsidiaries who have provided guarantees to its indebtedness.  These guarantees are full and unconditional and joint and several.  All of the Company’s subsidiaries are guarantors.

3.  RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2002, the FASB issued Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of Interpretation 45 has not had a material effect on the results of operations or financial position of the Company.

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. A variable interest entity is a legal entity that lacks either (a) equity interest holders as a group that lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity’s residual risks and rewards or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support.. Interpretation 46 requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual return or are exposed to a majority of its expected losses. This party is referred to as the primary beneficiary.

In December 2003, the FASB issued FASB Interpretation 46(R), Consolidation of Variable Interest Entities. FIN 46(R) replaces FIN 46 and clarifies the accounting for interests in variable interest entities. The company will begin to apply FIN 46 (R) to entities considered to be variable interest entities for periods after December 31, 2003.

Management is currently considering the impact of FIN 46 (R).

4.  TAXATION

Bermuda

Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016. United States The Company does not accrue U.S. income taxes as, in the opinion of U.S. counsel, the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

A reconciliation between the income tax expense resulting from applying the U.S. Federal statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as the Company’s net income is subject to neither Bermuda nor U.S. tax.

5.  DEFERRED CHARGES

Deferred charges represent debt arrangement fees that are capitalized and amortized on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(in thousands of $)	December 31, 2003

Debt arrangement fees	16,550
Accumulated amortization	(69)
16,481

6. ACCRUED EXPENSES

(in thousands of $)	December 31, 2003

Debt fees	1,961
Interest expense	2,054
4,015

7.  AMOUNT DUE TO PARENT COMPANY

The amount due to parent company represents advances to the Company by Frontline to fund payment of our start up costs and expenses incurred prior to our issuance of Senior Notes.  For the purposes of these financial statements, no interest expense has been imputed on the balance due to Frontline.

8.  DEBT

On December 15, 2003 the Company issued $580 million of senior notes.  The notes are governed by an Indenture dated December 15, 2003 among the Company and Wilmington Trust Company, as trustee.  The Indenture contains covenants that restrict the ability of the Company, among other things, to incur additional indebtedness, to pay dividends or make distributions of capital, to enter into certain sale and leaseback transactions, to sell assets or capital stock of its subsidiaries or to enter into transactions with affiliates.  These covenants are fully explained in the Offering Circular to the notes issue and in the Registration Statement that will be filed in connection with an Exchange Offer for the notes.

The notes:

•                                          are general unsecured, senior obligations of the Company;

•                                          are limited initially to an aggregate principal amount of $580 million;

•                                          will mature on December 15, 2013;

•                                          were issued in denominations of $1,000 and integral multiples of $1,000;

•                                          are represented by one or more registered notes in global form, but in certain circumstances may be represented by notes in definitive form;

•                                          rank equally in right of payment to any future senior indebtedness of the Company but are effectively subordinated to all future secured indebtedness of the Company, to the extent of the value of the collateral securing such Indebtedness;

•                                          the notes will be unconditionally guaranteed on a senior unsecured basis by each subsidiary of the Company, but the guarantees will be effectively subordinated to all present and future secured indebtedness of the subsidiaries, to the extent of the value of the collateral securing such Indebtedness;

•                                          The notes are not redeemable prior to December 15, 2008 except as described below.  After that date the Company may redeem notes at redemption prices which reduce from 104.25% in 2008 to 100% in 2011 and thereafter.  Prior to December 15, 2006 the Company may redeem up to 35% of the original principal amount using the cash proceeds of an initial public equity offering at a redemption price of 108.5%; and

•                                          are expected to be eligible for trading in the PORTAL market.

Interest on the notes:

•                                          accrues at the rate of 8.50% per annum;

•                                          accrues from the date of issuance or the most recent interest payment date;

•                                          is payable in cash semi-annually in arrears on June 15 and December 15, commencing on June 15, 2004;

•                                          is payable to the holders of record on June 1 and December 1 immediately preceding the related interest payment dates; and

•                                          is computed on the basis of a 360-day year comprised of twelve 30-day months.

9.  SHARE CAPITAL

The Company was incorporated on October 10, 2003 with authorized share capital of 12,000 common shares of $1.00 par value each. On that date, 12,000 common shares of $1.00 par value each were issued to the initial shareholder, Frontline Ltd.

10.  FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2003 are as follows:

(in thousands of $)	December 31, 2003 Carrying Value	December 31, 2003 Fair Value

Non-Derivatives:
Restricted cash	565,500	565,500

Long term debt	580,000	580,000

The carrying value of restricted cash is a reasonable estimate of fair value.

The estimated fair value for our long-term debt is considered to be equal to the carrying value since the Company estimate that the market interest rate for debt with similar terms to our debt is the same as the interest rate on our debt.

11.  COMMITMENTS AND CONTINGENCIES

Other Contractual Commitments

On December 11, 2003 the Company entered into a purchase agreement with Frontline to purchase certain of Frontline’s wholly-owned VLCC and Suezmax owning subsidiaries, including certain subsidiaries acquired or expected to be acquired through a reorganization of interests in certain joint ventures plus a purchase option to acquire a further VLCC (together the “Vessel Interests”).  The purchase price for the Vessel Interests is $950 million and is to be settled in cash, net of a deemed equity contribution of $525 million by Frontline.

12.  SUBSEQUENT EVENTS

On January 1, 2004 the Company completed the purchase of the Vessel Interests it agreed to purchase from Frontline on December 11, 2003.

As a result of these transactions the Company has acquired a fleet of 24 Suezmax tankers and 23 VLCCs with a combined deadweight tonnage of 10,498,000,000 tones and a combined book value of approximately $2,107 million.

On January 1, 2004 the Company entered into time charter agreements with Frontline Shipping Ltd., a subsidiary of Frontline, to charter the 47 vessels for substantially the remainder of their useful lives at fixed rates.

On January 1, 2004 the Company entered into management agreements with Frontline Management (Bermuda) Ltd., a subsidiary of Frontline, to manage the 47 vessels for substantially the remainder of their useful lives at fixed rates.

12A. SUBSEQUENT EVENTS (Unaudited)

On February 17, 2004 the Company entered into a senior secured credit facility agreement with a syndicate of banks with principal amount $1,058.0 million.  This facility bears interest at LIBOR plus 1.25% payable quarterly in arrears and may be prepaid without penalty. The principal amortization schedule in respect of our senior secured credit facility, assuming that it is fully drawn upon, will be as follows:

Year	Amount (dollars in millions)

2004	$93.7
2005	93.7
2006	93.7
2007	93.7
2008	93.7
2009	89.8
At maturity in 2010	499.7

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the tanker shipping industry and in this information statement.

Aframax tanker.  Tanker ranging in size from 80,000 dwt to 120,000 dwt.

Annual survey.  The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast.  A substance, usually water, used to improve the stability and control the draft of a ship.

Bareboat charter.  Charter of a vessel under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the operating and voyage costs of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers.  Heavy fuel oil used to power the engines of a vessel.

Charter.  The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer.  The company that hires a vessel.

Charterhire.  A sum of money paid to the shipowner by a charterer under a charter for the use of a vessel.

Classification society.  An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel and the international conventions of which that country is a member. A vessel that receives its certification from time to time is referred to as being “in-class.”

Contract of Affreightment.  A contract for the carriage of a specific type and quantity of cargo which will be carried in two or more shipments over an agreed period of time, usually for more than one year.

Demurrage.  The delaying of a ship caused by a voyage charterer’s failure to take on or discharge its cargo before the time of scheduled departure. The term is also used to describe the payment owed by the voyage charterer for such delay.

Double-bottom.  Hull construction design in which a vessel has watertight protective spaces that do not carry any oil and which separate the bottom of tanks that hold any oil within the cargo tank length from the outer skin of the vessel.

Double hull.  Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually several feet in width.

Double side.  Hull construction design in which a vessel has watertight protective spaces that do not carry any oil and which separate the sides of tanks that hold any oil within the cargo tank length from the outer skin of the vessel.

Drydocking.  The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line.

Dwt.  Deadweight ton. A unit of a vessel’s capacity, for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms.

Gross ton.  Unit of 100 cubic feet or 2.831 cubic meters.

Hull.  Shell or body of a ship.

IMO.  International Maritime Organization, a United Nations agency that issues international standards for shipping.

Lightering.  To put cargo in a lighter to partially discharge a vessel or to reduce her draft. A lighter is a small vessel used to transport cargo from a vessel anchored offshore.

Newbuilding.  A new vessel under construction or just completed.

OBO carrier.  Oil/bulk/ore carrier. A vessel that is designed to carry either oil or dry bulk cargoes, such as ores and minerals, coal, grain forest products and iron/steel products.

Off hire.  The period a vessel is unable to perform the services for which it is immediately required under a time charter. Off hire periods include days spent on repairs, drydocking and surveys, whether or not scheduled.

OPA.  The United States Oil Pollution Act of 1990.

Operating Costs.  The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. For a time charter or a voyage charter, the shipowner pays operating costs. For a bareboat charter, the charterer pays operating costs.

Panamax tanker.  A tanker of approximately 50,000 to 80,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Panama Canal.

Petroleum products.  Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Protection and indemnity insurance.  Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection against large financial loss to one member by contribution towards that loss by all members.

Scrapping.  The disposal of old vessel tonnage by way of sale as scrap metal.

Single hull.  Hull construction design in which a vessel has only one hull.

Special survey.  The inspection of a vessel by a classification society surveyor that takes place every four to five years.

Spot market.  The market for immediate chartering a vessel, usually for single voyages.

Suezmax tanker.  Tanker ranging in size from 120,000 dwt to 200,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Suez Canal.

Tanker.  Ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals and liquid gas.

Time charter.  Charter under which the shipowner is paid charterhire on a per day basis for a certain period of time. The shipowner is responsible for providing the crew and paying operating costs while the charterer is responsible for paying the voyage costs. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as off-hire.

Time charter equivalent.  A measure of the average daily revenue performance of a vessel on a per voyage basis determined by dividing net voyage revenues by voyage days for the applicable time period. For bareboat charters, operating costs are added to revenues attributable to such charters.

ULCC.  Ultra large crude carrier. Tanker that is 320,000 dwt or greater in size.

VLCC.  Very large crude carrier. Tanker ranging in size from 200,000 to 320,000 dwt.

Voyage charter.  Charter under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage costs.  Bunker costs, port charges and canal dues (or tolls) incurred during the course of a voyage.

Voyage revenues.  Revenues generated from voyage charters and time charters.